Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations,
Consolidated Financial Statements, Management’s Report on Internal Control over Financial Reporting and Reports of Independent Registered Public Accounting Firm

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except per share amounts)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of the Company’s financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. The MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. This MD&A includes the following sections:
  Executive Overview
  Results of Operations
  Financial Position and Liquidity
  Contingencies
  Quantitative and Qualitative Disclosure about Market Risk
  New Accounting Pronouncements
  Critical Accounting Policies and Estimates
EXECUTIVE OVERVIEW

The Clorox Company (the Company or Clorox) is a leading manufacturer and marketer of consumer and institutional products with approximately 8,300 employees worldwide and fiscal year 2010 net sales of $5,534. The Company sells its products primarily through mass merchandisers, grocery stores and other retail outlets. Clorox markets some of consumers’ most trusted and recognized brand names, including its namesake bleach and cleaning products, Green Works® natural cleaners and laundry products, Poett® and Mistolín® cleaning products, Armor All® and STP® auto-care products, Fresh Step® and Scoop Away® cat litter, Kingsford® charcoal, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, Glad® bags, wraps and containers, and Burt’s Bees® natural personal care products. The Company manufactures products in more than two dozen countries and markets them in more than 100 countries.

The Company primarily markets its leading brands in midsized categories considered to have attractive economic profit potential. Most of the Company’s products compete with other nationally-advertised brands within each category and with “private label” brands and “generic” nonbranded products.

Strategic Initiatives

The Company has developed a strategy to guide it through its 100-year anniversary in 2013. As part of its strategy, the Company has established two main objectives: 1) to maximize economic profit across its categories, sales channels and countries; and 2) to be the best at building big-share brands in economically-attractive midsized categories.

The Company has established financial goals to measure its progress against its strategy. These goals include 3% to 5% annual sales growth before acquisitions and 75 to 100 basis points of annual improvement in earnings before interest and taxes margin. Additionally, the Company has plans to carefully manage the growth of its asset base. If these financial goals are achieved, the Company believes it can realize double-digit percentage economic profit growth (See “Economic Profit” below) and free cash flow (See “Free cash flow” below) of 10% to 12% of net sales or more.

The Company plans to achieve these financial goals through its leading product portfolio and by leveraging its capabilities in the areas of the consumer, the customer and cost management. From a portfolio perspective, the Company plans to achieve its growth objectives both in and beyond its core categories. The Company is focused on creating value by investing in new and existing categories and products with profitable growth potential, particularly those categories and products aligned with global consumer trends in the areas of health and wellness, sustainability, affordability and appealing to a multicultural marketplace. To accomplish this, the Company is focusing on growing existing brands, expanding into adjacent product categories, entering new sales channels, increasing distribution within existing countries and pursuing new businesses in growing markets where the Company can profitably establish and sustain a competitive advantage.

The Company will continue to leverage and grow its capabilities in demand creation and strengthen consumer loyalty to its brands through its three strategic capabilities: Desire, Decide and Delight.

Desire is about deeply understanding consumers’ needs and creating integrated prepurchase communications that increase consumers’ awareness about how the Company’s brands meet their needs;

Decide is about winning at the store shelf, through superior packaging and execution of product assortment, merchandising, pricing and shelving; and

Delight is about continuing to offer high-quality, consumer-preferred products that exceed expectations, so the consumers will continue to purchase the Company’s products.

The Company will also continue to aggressively focus on consumer value, trade merchandising, pricing, product mix and cost management to enhance its margins and to offset the impact of volatile foreign currencies and commodity costs.

Fiscal Year 2010 Summary

Financial Highlights

The Company reported net earnings for the fiscal year ended June 30, 2010, of $603 and diluted net earnings per share of $4.24 based on weighted average diluted shares outstanding of approximately 142 million. This compares to net earnings for the fiscal year ended June 30, 2009, of $537 and diluted net earnings per share of $3.79 based on weighted average diluted shares outstanding of approximately 140 million. Restructuring and restructuring-related charges were $0.08 per diluted share for the fiscal year ended June 30, 2010 (See “Restructuring and asset impairment costs” below), as compared with $0.18 per diluted share for the fiscal year ended June 30, 2009. The negative impact of foreign currency exchange was $0.25 per diluted share, of which $0.24 related to the Venezuela currency devaluation for the fiscal year ended June 30, 2010, as compared with $0.13 per diluted share, of which $0.09 related to Venezuela, for the fiscal year ended June 30, 2009.

In fiscal year 2010, the Company continued to face a challenging business and consumer environment. Additionally, the Company’s net sales, gross margins and diluted net earnings per share in fiscal year 2010 were negatively impacted by the Venezuela currency devaluation. The Company addressed these challenges through pricing, primarily in international markets, product innovation and product improvements which meet consumer demands, delivering value to consumers and cost structure management.

Certain key fiscal year 2010 developments are summarized as follows:
  The Company reported diluted net earnings per share of $4.24, an increase of approximately 12% from fiscal year 2009 diluted net earnings per share of $3.79.
  Net earnings were impacted by foreign currency losses of $0.24 per diluted share related to the Venezuela currency devaluation.
  The Company delivered sales growth of 2% and an increase in cash flow from operations of 11%.
  The Company responded to cost pressures by aggressively managing costs through initiatives which generated approximately $100 of cost savings in gross profit.
  The Company increased gross margin to 44.8% in fiscal year 2010 from 43% in fiscal year 2009. The growth came primarily from cost savings (180 basis points) and pricing (90 basis points), partially offset by other factors (70 basis points).
  In November 2009, the Company issued $300 of long-term debt in senior notes. Proceeds from this debt issuance were used to repay commercial paper.
  In fiscal year 2010, $598 of debt was paid. The Company funded the debt repayment with commercial paper and operating cash flows.
  In January 2010, the Company acquired Caltech Industries, Inc., a company that provides disinfectants for the health care industry.

RESULTS OF OPERATIONS

Management’s discussion and analysis of the Company’s results of operations, unless otherwise noted, compares fiscal year 2010 to fiscal year 2009, and fiscal year 2009 to fiscal year 2008, using percent changes calculated on a rounded basis, except as noted. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. In addition, the discussion of results of worldwide operations includes certain measures not defined by accounting principles generally accepted in the United States of America (non-GAAP measures), including economic profit and free cash flow as a percentage of net sales. Management believes these measures provide investors with additional information about the underlying results and trends of the Company. Information about these non-GAAP measures is set forth in the paragraphs in which they are discussed.

CONSOLIDATED RESULTS

Net sales in fiscal year 2010 increased 2% compared to the prior period. Volume increased 3%, primarily due to increased shipments of Clorox Disinfecting Wipes® and other disinfecting products to meet demand associated with the H1N1 flu pandemic, increased shipments of Hidden Valley® salad dressings and Kingsford ® charcoal products due to promotional activities and increased shipments of Pine-Sol® cleaner due to increased distribution and promotional activities. Also contributing to the volume growth were increased shipments of Fresh Step® cat litter due to promotional activities and higher shipments of bleach and other disinfecting and fragranced cleaning products in Latin America due to increased demand largely as a result of the H1N1 flu pandemic. These increases were partially offset by lower shipments of Glad® food storage products due to competitive activity, category softness and the Company’s exit from a private label food bags business and lower shipments of STP® auto-care products due to reduced promotional activities. Volume outpaced net sales growth primarily due to increased trade-promotion spending (approximately 130 basis points) and other factors, including the negative impact of foreign currencies (approximately 110 basis points), partially offset by pricing (approximately 140 basis points).

Net sales in fiscal year 2009 increased 3% compared to the prior period. Volume decreased 1%, primarily due to the impact of price increases and the exit from a private-label food bags business. These factors were partially offset by increased shipments of Burt’s Bees ® products, Green Works® natural cleaner and laundry products, home-care products in Latin America, Brita ® water filtration products, Clorox 2 ® stain fighter and color booster, which was relaunched with a concentrated formula, and Hidden Valley ® salad dressings. Net sales growth outpaced volume growth primarily due to price increases (approximately 500 basis points), partially offset by the negative impact of foreign exchange rates (approximately 200 basis points) primarily as a result of the appreciation of the U.S. dollar against foreign currencies in Australia, Canada, Argentina, Chile, Mexico, New Zealand and Colombia.

Gross profit increased 6% in fiscal year 2010, from $2,346 to $2,477, and increased as a percentage of net sales to 44.8%. Gross margin expansion in fiscal year 2010 reflects approximately 180 basis points from cost savings and 90 basis points from pricing, partially offset by 70 basis points from other factors including the impact of manufacturing and logistics costs, unfavorable foreign exchange rates and the impact of unfavorable product mix.

Gross profit increased 8% in fiscal year 2009, from $2,175 to $2,346, and increased as a percentage of net sales to 43.0%. Gross margin expansion in fiscal year 2009 reflects approximately 280 basis points from pricing and 220 basis points from cost savings. These positive factors were offset by 170 basis points from the impact of increased commodity costs, primarily resin and agricultural commodities and 160 basis points from higher energy-related manufacturing and logistics costs, including the cost of diesel fuel.

Diluted net earnings per share increased by $0.45 in fiscal year 2010 due primarily to higher net earnings. The increase in net earnings was primarily due to price increases and the benefits of cost savings, lower interest expense and lower restructuring and restructuring-related charges. These factors were partially offset by the negative impact of inflationary pressure in Latin America, higher employee incentive compensation accruals, higher advertising costs and unfavorable foreign exchange rates.

Diluted net earnings per share increased by $0.57 in fiscal year 2009 due primarily to higher net earnings. The increase in net earnings was primarily due to price increases and the benefit of cost savings and lower interest expense and restructuring-related charges in the fiscal year partially offset by the higher costs for commodities, manufacturing and logistics and the negative impact of foreign exchange rates.

Economic Profit (EP) is a non-GAAP measure used by the Company’s management to evaluate business performance and allocate resources, and is a component in determining management’s incentive compensation and the Company’s contribution to employee profit sharing plans (for a detailed reconciliation of EP to earnings before income taxes of $925, the most comparable GAAP financial measure, refer to Exhibit 99.3). EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. EP is defined by the Company as earnings from continuing operations before income taxes, noncash restructuring–related and asset impairment costs and interest expense; it is tax effected, and less a capital charge. EP increased 15% during fiscal year 2010 primarily due to higher earnings and lower interest expense. EP increased 3.6% during fiscal year 2009 primarily due to higher earnings, partially offset by the dilutive near-term effect of the increase in invested capital due to the acquisition of Burt’s Bees.

Free cash flow is a non-GAAP measure used by the Company’s management to help assess funds available for investing activities, such as acquisitions, investing in the business to drive growth, and financing activities, including debt payments, dividend payments and share repurchases. Free cash flow is calculated as cash provided by operations less capital expenditures. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures.

	2010	2009	2008
Net cash provided by operations	$819	$738	$730
Less: capital expenditures	(203)	(197)	(170)
Free cash flow	$616	$541	$560

Free cash flow as a percentage of net sales	11.1%	9.9%	10.6%

Free cash flow as a percentage of net sales increased in fiscal year 2010 primarily due to higher net earnings and an increase in accrued liabilities, mainly driven by higher employee benefit accruals largely related to an increase in incentive compensation and a change in the timing of salary payments for a substantial number of the Company’s employees from semi-monthly to biweekly pay. These factors were partially offset by decreases in receipts of accounts receivable, primarily due to a change in credit terms for certain of the Company’s Auto business customers. Also offsetting the increase was a $15 increase in pension plan contributions.

Free cash flow as a percentage of net sales decreased in fiscal year 2009 primarily due to higher capital spending driven primarily by the Company’s manufacturing network consolidation efforts and increased investments in information systems.

Expenses

				Change		% of Net Sales
				2010	2009
				to	to
	2010	2009	2008	2009	2008	2010	2009	2008
Selling and administrative expenses	$747	$715	$690	4%	4%	13.5%	13.1%	13.2%
Advertising costs	518	499	486	4	3	9.4	9.2	9.8
Research and development costs	119	114	111	4	3	2.2	2.1	2.2

Selling and administrative expenses increased in fiscal year 2010 due to inflationary pressure in Latin America that contributed approximately 3% of the increase, higher employee incentive compensation accruals, investments in information technology systems, unfavorable foreign exchange rates, the international expansion of Burt’s Bees and higher legal costs. These costs were partially offset by cost savings from the Company’s restructuring activities.

Selling and administrative expenses increased in fiscal year 2009 due to the acquisition of Burt’s Bees, which contributed 3%, and an increase in International selling and administrative expenses primarily due to inflationary pressure in Latin America, which contributed 2%. These costs were partially offset by lower short-term incentive compensation costs.

Advertising costs increased in fiscal year 2010 as the Company continues to support its established brands, including new initiatives in Latin America, promotional activities behind Clorox 2® stain fighter and color booster, and support of its new products, including Green Works ® natural laundry detergent.

Advertising costs increased in the prior fiscal year as the Company continued to support its established brands and new products, including Burt’s Bees and Green Works® natural cleaning products.

Research and development costs increased in fiscal year 2010 primarily due to continued expansion of Green Works® natural cleaning products and the Company’s continued support of product improvements and innovations.

Research and development costs increased in the prior fiscal year primarily due to Burt’s Bees and the Company’s continued support of product improvements and innovations.

Restructuring and asset impairment costs, interest expense, other expense (income), net and the effective tax rate

	2010	2009	2008
Restructuring and asset impairment costs	$4	$20	$36
Interest expense	139	161	168
Other expense (income), net	25	26	(9)
Income taxes	322	274	232

Restructuring and asset impairment costs were $4, $20 and $36 in fiscal years 2010, 2009 and 2008, respectively, and were related to the Company’s Supply Chain and Other restructuring initiatives. In fiscal year 2008, the Company began this restructuring plan that involves simplifying its supply chain and other restructuring activities (Supply Chain and Other restructuring plan), which was subsequently expanded to reduce certain staffing levels, resulting in additional costs, primarily severance, associated with this activity. The Company anticipates the Supply Chain and Other restructuring plan will be completed in fiscal year 2012. The Company may, from time to time, decide to pursue additional restructuring-related initiatives to drive cost savings and efficiencies.

The following table summarizes the restructuring costs, primarily severance, associated with the Company’s Supply Chain and Other restructuring plan by affected reportable segment, with unallocated amounts set forth in Corporate, for fiscal years 2010, 2009 and 2008:

	2010	2009	2008
Cleaning	$2	$3	$3
Household	2	-	-
International	-	2	2
Corporate	-	12	2
Total Company	$4	$17	$7

The Company incurred no asset impairment costs for the fiscal year ended June 30, 2010. Asset impairment costs for the fiscal year ended June 30, 2009, were $3 in the Household segment. Asset impairment costs for the fiscal year ended June 30, 2008 were $3, $22 and $4 in the Cleaning, Household and International segments, respectively.

The following table summarizes restructuring-related costs, primarily cost of products sold, associated with the Company’s Supply Chain and Other restructuring plan by affected reportable segment, with unallocated amounts set forth in Corporate:

	2010	2009	2008
Cleaning	$6	$11	$9
Household	4	5	10
International	-	1	3
Corporate	3	2	1
Total Company	$13	$19	$23

Total non-cash costs for fiscal years 2010, 2009 and 2008 were $4, $10 and $48.

The Company anticipates incurring approximately $13 to $19 of Supply Chain and Other restructuring and restructuring-related charges in fiscal year 2011, of which approximately $6 are expected to be non-cash. The Company anticipates approximately $2 to $4 of restructuring-related charges in selling and administrative expenses in Corporate and $4 to $6 of cost of products sold charges to be in the Cleaning segment and $7 to $9 in the Household segment, respectively. The total anticipated charges related to the Supply Chain and Other restructuring plan for fiscal year 2012 are estimated to be approximately $5 to $7. The projected annual cost savings at the completion of this restructuring is expected to be approximately $32. The Company expects to incur additional restructuring-related charges of approximately $10 in fiscal year 2012.

The following table reconciles the accrual for the Supply Chain and Other restructuring charges discussed above:

		Asset	Accumulated
	Severance	Impairments	Depreciation	Other	Total
Accrual Balance as of June 30, 2007	$-	$-	$-	$-	$-
2008 Charges	7	29	20	3	59
Cash payments	(2)	-	-	(3)	(5)
Charges against assets	-	(29)	(20)	-	(49)
Accrual Balance as of June 30, 2008	5	-	-	-	5
2009 Charges	17	3	8	11	39
Cash payments	(7)	-	-	(11)	(18)
Charges against assets	-	(3)	(8)	-	(11)
Accrual Balance as of June 30, 2009	15	-	-	-	15
2010 Charges	7	-	4	9	20
Cash payments	(16)	-	-	(9)	(25)
Adjustments	(3)	-	-	-	(3)
Charges against assets	-	-	(4)	-	(4)
Accrual Balance as of June 30, 2010	$3	$-	$-	$-	$3

Interest expense decreased $22 and $7 in fiscal years 2010 and 2009, respectively, primarily due to a lower weighted average interest rate paid on commercial paper and a decline in average debt balances.

Other expense (income), net of $25 in fiscal year 2010 included net foreign exchange transaction and re-measurement losses of $26 primarily related to the Company’s subsidiary in Venezuela, the amortization of intangibles of $9 and other expenses of $1. Partially offsetting these expenses were equity earnings in unconsolidated affiliates of $9 and interest income of $3.

Other expense, net of $26 in fiscal year 2009 included net foreign exchange transaction losses of $28, expenses from the Company’s investment in low-income housing partnerships of $3 and the amortization of intangibles of $7. Partially offsetting these expenses were equity earnings in unconsolidated affiliates of $8 and interest income of $4.

Other income, net of $9 in fiscal year 2008 included interest income of $12 and equity earnings in unconsolidated affiliates of $8. Partially offsetting this income were expenses from the Company’s investment in low-income housing partnerships and other investment losses of $7, amortization of intangible assets of $7 and net foreign exchange transaction losses of $2.

The effective tax rate was 34.8%, 33.8% and 33.6% in fiscal years 2010, 2009 and 2008, respectively. The fiscal year 2010 tax rate was higher than in fiscal year 2009 primarily due to favorable tax settlements in fiscal year 2009.

The fiscal year 2009 tax rate was slightly higher than in fiscal year 2008 due to higher net federal tax on accumulated foreign earnings in fiscal year 2009 and a decrease in net valuation allowances in fiscal year 2008, partially offset by higher net accruals for uncertain tax positions in fiscal year 2008.

Segment Results

The following presents the results of operations from the Company’s reportable segments excluding certain unallocated costs included in Corporate (See Note 21 for a reconciliation of segment results to the total company results):

CLEANING

				Change
				2010	2009
				to	to
	2010	2009	2008	2009	2008
Net sales	$1,838	$1,836	$1,817	-%	1%
Earnings before income taxes	440	410	360	7	14

Fiscal year 2010 versus fiscal year 2009: Net sales were flat while volume and earnings before income taxes increased during fiscal year 2010. Volume growth of 3% was primarily due to increased shipments of Clorox Disinfecting Wipes® and other disinfecting products to meet demand associated with the H1N1 flu pandemic. Also contributing to the volume growth were increased shipments of Pine-Sol® cleaner and Clorox® toilet bowl cleaners due to increased distribution and promotional activities and increased shipments of Armor All® auto-care products due to price declines. These increases were partially offset by lower shipments of STP® auto-care products due to reduced promotional activities and the Green Works® line of natural cleaners due to category softness. Volume outpaced net sales growth primarily due to unfavorable product mix (approximately 220 basis points) and increased trade-promotion spending (approximately 150 basis points). The increase in earnings before income taxes was primarily driven by cost savings of $34, due to network consolidations and various manufacturing efficiencies, and favorable commodity costs of $16, primarily resin and chlor-alkali. These increases were partially offset by the impact of unfavorable product mix of $24.

The Company is exploring strategic options to optimize value of its auto-care products business. Those options could include a sale of that business or could involve retaining the business in its current configuration, although no decisions have been made at this time.

Fiscal year 2009 versus fiscal year 2008: Net sales and earnings before income taxes increased while volume declined, as anticipated, during fiscal year 2009. Volume decline of 5% was primarily due to price increases across a wide-range of products, the most significant of which related to Pine-Sol® dilutable cleaners and Tilex® brands. The volume decline was partially offset by increased shipments of the Green Works® line of natural cleaners since the launch in January 2008, including the expansion into liquid dish soap and cleaning wipes, increased shipments of Clorox 2® stain fighter and color booster, which was relaunched with a concentrated formula, and increased shipments of Clorox ® disinfecting wipes primarily due to increased merchandising events and the H1N1 flu virus outbreak. Net sales outpaced the change in volume primarily due to price increases (approximately 400 basis points). The increase in earnings before income taxes was primarily driven by cost savings of $53, including more efficient sourcing of raw materials and transportation costs, the implementation of cost-effective packaging for Clorox 2® stain fighter and color booster and the simplification of packaging materials for spray cleaning products. Also contributing to the increase was the impact of price increases of $45, partially offset by higher commodity costs of $34, primarily resin, and manufacturing and logistics costs of $30, including the cost of diesel fuel.

HOUSEHOLD

				Change
				2010		2009
				to		to
	2010	2009	2008	2009		2008
Net sales	$1,663	$1,726	$1,698	(4	) %	2%
Earnings before income taxes	290	289	225	-		28%

Fiscal year 2010 versus fiscal year 2009: Earnings before income taxes were flat while net sales and volume decreased during fiscal year 2010. Volume decline of 1% was primarily driven by lower shipments of Glad® food-storage products primarily due to competitive activity, category softness and the Company’s exit from a private label food bags business, partially offset by increased shipments of Kingsford® charcoal products and Fresh Step® cat litter, due to increased promotional activities. The variance between the change in net sales and the change in volume is primarily due to price declines on Glad® trash bags implemented in the previous fiscal year (approximately 230 basis points) and increased trade-promotion spending in response to competitive activity (approximately 150 basis points). Earnings before income taxes was flat and reflects cost savings of $38 primarily associated with the Company’s diversification of its supplier base and various manufacturing efficiencies, partially offset by a $26 impact of price declines on Glad® trash bags implemented in the previous fiscal year.

Fiscal year 2009 versus fiscal year 2008: Net sales and earnings before income taxes increased during fiscal year 2009, while volume decreased. Volume decline of 4% was primarily due to the exit from a private-label food bags business, which resulted in a 3% decline, and the impact of price increases, partially offset by increased shipments of Kingsford ® charcoal products. Net sales growth outpaced the change in volume primarily due to price increases (approximately 540 basis points). Earnings before income taxes increased primarily due to the impact from price increases of $48 and cost savings of $44 primarily associated with the Company’s diversification of its supplier and transportation providers, the implementation of cost-effective packaging and various manufacturing efficiencies. Also contributing to the increase was lower restructuring-related charges of $24. These were partially offset by $22 of increased manufacturing and logistics costs, primarily diesel fuel, and $22 of increased commodity costs, primarily wood-based raw materials, solvent, starch and resin.

LIFESTYLE

				Change
				2010	2009
				to	to
	2010	2009	2008	2009	2008
Net sales	$864	$813	$676	6%	20%
Earnings before income taxes	303	270	205	12	32%

Fiscal year 2010 versus fiscal year 2009: Volume, net sales and earnings before income taxes increased during fiscal year 2010. Volume growth of 9% was primarily driven by increased shipments of Hidden Valley® salad dressings due to promotional activities, Brita® pour-through water-filtration products due to merchandising and Burt’s Bees® natural personal care products due to international expansion. Volume growth outpaced net sales growth primarily due to increased trade-promotion spending (approximately 140 basis points) and product mix (approximately 140 basis points). The increase in earnings before income taxes was primarily due to higher sales, favorable commodity costs, primarily soybean oil, of $14 and cost savings of $8, partially offset by higher advertising costs of $11.

Fiscal year 2009 versus fiscal year 2008: Volume, net sales and earnings before income taxes increased during fiscal year 2009. Volume growth was 16% of which 11% was due to increased shipments of Burt’s Bees® products primarily driven by the full year impact of Burt’s Bees, which was acquired on November 30, 2007. Also contributing to the increase were higher consumption of Brita® products, primarily due to increased demand for a more cost-effective and environmentally-friendly alternative to bottled water and higher shipments of food products, primarily due to increased consumption of Hidden Valley® salad dressing. Net sales outpaced volume growth primarily due to the impact of price increases (approximately 500 basis points). The increase in earnings before income taxes was primarily due to favorable product mix of $35 and the step-up in inventory values associated with purchase accounting for Burt’s Bees of $19 in fiscal year 2008. The net impact of all other factors of $13, which includes the impact of pricing, cost savings, which include more efficient sourcing of raw materials and the implementation of various manufacturing efficiencies, and increased advertising.

INTERNATIONAL

				Change
				2010	2009
				to	to
	2010	2009	2008	2009	2008
Net sales	$1,169	$1,075	$1,082	9%	(1	) %
Earnings before income taxes	172	140	177	23%	(21	) %

Fiscal year 2010 versus fiscal year 2009: Net sales, volume and earnings before income taxes increased during fiscal year 2010. Volume growth of 2% was primarily driven by increased shipments of bleach and other disinfecting and fragranced cleaning products in Latin America due to increased demand largely as a result of the H1N1 flu pandemic. Net sales growth outpaced volume growth primarily due to the impact of price increases (approximately 1,040 basis points), partially offset by the impact of unfavorable foreign exchange rates (approximately 200 basis points). The increase in earnings before income taxes during fiscal year 2010 was primarily due to the impact of price increases of $113 and cost savings of $21, which include more efficient sourcing of raw materials and the consolidation of certain manufacturing facilities. This was partially offset by $53 of foreign currency exchange losses in Venezuela consisting of $19 of translation losses, $24 of transaction losses resulting from converting local currency to U.S. dollars using the parallel market currency exchange rate for inventory purchases, and $10 of re-measurement losses. Also contributing to the offset was $16 of higher advertising costs, primarily to support new initiatives in Latin America, and $13 of higher selling and administrative expenses, primarily due to inflationary pressures in Latin America.

Fiscal year 2009 versus fiscal year 2008: Volume increased while net sales and earnings before income taxes decreased during fiscal year 2009. Volume growth of 2% was primarily driven by increased shipments of laundry and home-care products in Latin America principally due to higher consumption and the H1N1 flu outbreak. Volume growth outpaced the change in net sales primarily due to the impact of unfavorable foreign exchange rates (approximately 980 basis points), largely offset by the impact of price increases (approximately 770 basis points). The decrease in earnings before income taxes was primarily due to $29 from the negative impact of foreign exchange rates, $28 of increased manufacturing and logistic costs primarily due to inflationary pressure, $28 of foreign currency transaction losses, $24 of increased commodity costs, primarily resin, and an increase in trade promotion and advertising spending of $21. These were partially offset by the impact from price increases of $80 and cost savings of $22, which include more efficient sourcing of raw materials and the consolidation of certain manufacturing facilities.

CORPORATE

				Change
				2010		2009
				to		to
	2010	2009	2008	2009		2008
Losses before income taxes	$(280)	$(298)	$(274)	(6	) %	9%

Fiscal year 2010 versus fiscal year 2009: The decrease in losses before income taxes was primarily due to a decrease in restructuring costs, cost savings associated with the Company’s restructuring initiatives, and lower interest expense primarily due to a decrease in average interest rate paid on commercial paper borrowings and a decline in average debt balances. These decreases were partially offset by higher employee incentive compensation costs.

Fiscal year 2009 versus fiscal year 2008: The increase in losses before income taxes was primarily due to increased restructuring costs (See “Restructuring and asset impairment costs” above), partially offset by decreased interest expense (See “Interest expense” above).

FINANCIAL POSITION AND LIQUIDITY

Management’s discussion and analysis of the financial position and liquidity describes the Company’s consolidated operating, investing and financing activities, contractual obligations and off balance sheet arrangements. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion.

The following table summarizes cash activities:

	2010	2009	2008
Net cash provided by operations	$819	$738	$730
Net cash used for investing activities	(231)	(197)	(1,082)
Net cash (used for) provided by financing activities	(706)	(540)	380

The Company’s cash position includes amounts held by foreign subsidiaries, and the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balances is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in other expense (income), net. The Company’s cash holdings as of the end of fiscal years 2010 and 2009 were as follows:

	2010	2009
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$42	$74
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	13	52
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	7	13
U.S. dollar balances including those balances held by U.S. dollar functional currency subsidiaries	25	67
Total	$87	$206

During fiscal years 2010, 2009 and 2008, the Company repatriated approximately $174, $132 and $164, respectively, of cash previously held in foreign subsidiaries. In addition, at June 30, 2010 and 2009, the Company had short-term intercompany borrowings, with an initial maturity of 60 days, from its foreign subsidiaries of $155 and Zero, respectively.

Operating Activities

Net cash provided by operations increased to $819 in fiscal year 2010 from $738 in fiscal year 2009. The year over year increase was primarily due to higher net earnings and an increase in accrued liabilities, mainly driven by higher employee benefit accruals largely related to an increase in incentive compensation and a change in the timing of salary payments for a substantial number of the Company’s employees from semi-monthly to biweekly pay. These factors were partially offset by decreases in receipts of accounts receivable, primarily due to a change in credit terms for certain of the Company’s Auto business customers. Also offsetting the increase was a $15 increase in pension plan contributions.

The Company continues to monitor the fair value of its pension plan assets. Based on current pension funding rules, the Company is not required to make any contributions in fiscal year 2011. However, the Company plans to make pension contributions during fiscal year 2011 of approximately $20 to $25.

Venezuela

A number of recent developments during fiscal year 2010 have resulted in the recording of a net devaluation loss for the Company’s Venezuelan subsidiary and a change in the accounting used to reflect the translation of financial information under the rules governing consolidation in a highly inflationary economy.

Adoption of parallel market currency exchange rate for translation purposes

Prior to December 31, 2009, the Company translated its Venezuelan subsidiary’s financial statements using Venezuela’s official currency exchange rate, which had been fixed by the Venezuelan government at 2.15 bolivar fuertes (VEFs) to the U.S. dollar. However, the Company’s access to the official exchange rate became increasingly limited due to delays in obtaining U.S. dollars through the government-sponsored currency exchange process at the official exchange rate and the removal of some products from the official list of items that may be imported at the official exchange rate. This led to the substantial use of the parallel market currency exchange rate to convert VEFs to U.S. dollars to pay for certain imported inventory purchases. The parallel market currency exchange rate represented the rates negotiated with local financial intermediaries. Due to these circumstances, effective December 31, 2009, the Company began translating its Venezuelan subsidiary’s financial statements using the parallel market currency exchange rate, the rate at which the Company expected to be able to remit dividends or return capital. The rate used at December 31, 2009, was 5.87 VEFs to the U.S. dollar. On a pre-tax basis, this change in the rate used for converting these currencies resulted in a one time re-measurement loss of $12 during the Company’s fiscal quarter ended December 31, 2009, which related primarily to U.S. dollar denominated inventory purchases.

Adoption of highly inflationary accounting and adoption of alternative currency exchange market rate for translation purposes

Effective January 1, 2010, the financial statements for the Company’s Venezuelan subsidiary have been consolidated under the rules governing the translation of financial information in a highly inflationary economy. Under U.S. GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three-year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into the Company’s reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of non-U.S. dollar monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary.

At the time of the adoption of highly inflationary accounting, in January 2010, the net monetary assets of the Company’s Venezuelan subsidiary were translated at an exchange rate of 5.87 VEFs to the U.S. dollar, which reflected the then current parallel market currency exchange rate. The Company continued to value these non U.S. dollar monetary net assets using the parallel market currency exchange rate until May 2010, at which time the Venezuela government suspended the functioning of the parallel currency exchange market and announced its intent to implement an alternative currency exchange market under the control of the Venezuela Central Bank. In June 2010, the Venezuela Central Bank established an alternative currency exchange market. This alternative market includes volume restrictions on the amount of U.S. dollars which may be converted each month.

Based on the suspension of the parallel market currency exchange and the subsequent implementation of the alternative currency exchange market, the Company began utilizing the exchange rate at which the Company was purchasing U.S. dollars through the alternative market, which was 5.3 VEFs to the U.S. dollar, as the translation rate for the Company’s Venezuelan subsidiary’s financial statements. This includes the translation of monthly operating results (beginning in June 2010) and the valuation of the net monetary assets under highly inflationary accounting at June 30, 2010. Since this new translation rate was slightly more favorable than the parallel market currency exchange rate at both March 31, 2010 (the end of the previous quarter) and January 1, 2010 (the original adoption of highly inflationary accounting), the Company recorded a gain in other expense (income), net of $2 during the fiscal quarter ended June 30, 2010.

At June 30, 2010, the net asset position of the Company’s Venezuelan subsidiary was $4, which included cash balances of approximately $8, of which approximately $6 was denominated in VEFs. Of the $4 net asset position, approximately $11 was associated with VEFs-denominated monetary net assets and deferred income taxes. For the fiscal year 2010, Venezuela's net sales and total assets represented approximately 2% and 1% of the total Company's net sales and total assets, respectively. The Company anticipates the Venezuela currency devaluation will negatively impact total Company net sales by 2% in the first half of fiscal year 2011.

The specifics of the alternative market include a limitation of $0.35 U.S. dollars per month for any particular entity, provided that no CADIVI (Venezuela’s Commission for the Administration of Currency Exchange) approvals have been received over the prior 90 days. This is a substantial restriction in the amount of U.S. dollars available for inventory purchases, outside of the CADIVI approval process, as compared to the suspended parallel currency exchange market. The current limit is below the monthly foreign currency exchange requirements of the Company’s Venezuelan subsidiary and, unless these restrictions are modified, may have a negative impact on the Venezuelan subsidiary’s future operations. The Company continues to monitor this situation, including the impact such restrictions may have on its future business operations, and to assess any impairment implications. At this time, the Company is unable to predict with any degree of certainty how the recent changes as well as future developments within Venezuela will affect its Venezuela operations. Due to the limitation of the availability of U.S. dollars, the Company is focusing on local sourcing of raw and packaging materials and reducing imports of U.S. dollar denominated products and inputs.

Investing Activities

Capital expenditures were $203, $197 and $170, respectively, in fiscal years 2010, 2009 and 2008. Capital spending as a percentage of net sales was 3.7%, 3.6% and 3.2% for fiscal years 2010, 2009 and 2008, respectively. The Company estimates capital spending during fiscal year 2011 will be in the range of $240 to $250. The anticipated increase in capital spending is primarily associated with investments the Company is making in Information Technology systems and capabilities, particularly in international markets, as well as investments in research and development facilities.

In January 2010, the Company acquired the assets of Caltech Industries, Inc., a company that provides disinfectants for the health care industry, for an aggregate price of $24, with the objective of expanding the Company’s capabilities in the areas of health and wellness. The final purchase price will be subject to certain tax adjustments that are expected to be finalized during fiscal year 2011. In connection with the purchase, the Company acquired Caltech Industries’ workforce. The Company paid for the acquisition in cash.

Net assets acquired, at fair value, included inventory of $2 and other assets of $4, goodwill of $9, trademarks of $6, customer list of $2, product formulae of $2 and other liabilities of $1. The trademarks, customer list and product formulae will be amortized over a period of 3, 15 and 10 years, respectively. Goodwill represents a substantial portion of the acquisition proceeds due to the high growth rate of the use of disinfecting products in the healthcare industry. Operating results of the acquired business, which were not material to the Company’s consolidated financial statements, are included in the consolidated net earnings in the Cleaning reportable segment, from the acquisition date, for the year ended June 30, 2010.

Financing Activities

Capital Resources and Liquidity

At June 30, 2010 and 2009, the Company had $369 and $419 of commercial paper outstanding at a weighted average interest rate of 0.43% and 0.59%, respectively. The average commercial paper outstanding during fiscal years 2010 and 2009 was $459 and $678 at a weighted average interest rate of 0.35% and 2.80%, respectively. The Company continues to successfully issue commercial paper. The Company believes that current cash balances and cash generated by operations, together with access to external sources of funds, as described below, will be sufficient to meet the Company’s operating and capital needs in fiscal year 2011 and the foreseeable future.

In fiscal year 2010, $598 of debt was paid. The Company funded the debt repayment with commercial paper and operating cash flows.

In November 2009, the Company issued $300 of long-term debt in senior notes. The notes carry an annual fixed interest rate of 3.55% payable semi-annually in May and November. The notes mature on November 1, 2015. Proceeds from the notes were used to repay commercial paper. The notes rank equally with all of the Company’s existing and future senior indebtedness.

Credit Arrangements

At June 30, 2010, the Company had a $1,100 revolving credit agreement with an expiration date of April 2013. There were no borrowings under this revolving credit arrangement, which the Company believes is now available and will continue to be available for general corporate purposes and to support commercial paper issuances. The revolving credit agreement includes certain restrictive covenants. The primary restrictive covenant is a maximum ratio of total debt to EBITDA for the trailing 4 quarters (EBITDA ratio), as defined in the Company’s revolving credit agreement, of 3.25. EBITDA, as defined by the revolving credit agreement, may not be comparable to similarly titled measures used by other entities.

The following table sets forth the calculation of the EBITDA ratio, as contractually defined, at June 30, 2010:

	9/30/2009	12/31/2009	3/31/2010	6/30/2010	Total
Net earnings	$157	$110	$165	$171	$603
Add back:
Interest expense	36	37	34	32	139
Income tax expense	87	53	78	104	322
Depreciation and amortization	48	47	44	46	185
Asset impairment charges	-	-	-	-	-
Deduct:
Interest income	(1)	(1)	-	(1)	(3)
EBITDA	$327	$246	$321	$352	$1,246
			Debt at June 30, 2010		$2,795
			EBITDA ratio		2.24

The Company is in compliance with all restrictive covenants and limitations as of June 30, 2010. The Company anticipates being in compliance with all restrictive covenants for the foreseeable future.

The Company continues to monitor the financial markets and assess its ability to fully draw on its revolving credit facility, but currently expects that any drawing on the facility will be fully funded.

The Company had $35 of foreign and other credit lines at June 30, 2010, of which $27 was available for borrowing.

The Company had the following credit ratings at June 30:

	2010		2009
	Short-Term	Long-Term	Short-Term	Long-Term
Standard and Poor’s	A-2	BBB+	A-2	BBB+
Moody’s	P-2	Baa2	P-2	Baa2

Based on the Company’s working capital requirements, the current borrowing availability under its credit agreements, its credit ratings, and its anticipated ability to generate positive cash flows from operations in the future, the Company believes it will have the funds necessary to meet all of its financing requirements and other fixed obligations as they become due. Should the Company undertake transactions requiring funds in excess of its current cash levels and available credit lines, it might consider the issuance of debt or other securities to finance acquisitions, repurchase shares, refinance debt or fund other activities for general business purposes. The Company’s access to such additional funds could be adversely affected by any decrease in credit ratings identified above.

Share Repurchases and Dividend Payments

The Company has two share repurchase programs: an open-market purchase program, which had a total authorization of $750 as of June 30, 2010, and a program to offset the impact of share dilution related to share-based awards (Evergreen Program), which has no authorization limit as to amount or timing of repurchases. The current open-market purchase program was approved by the Company’s Board of Directors in May 2008.

Share repurchases under the Evergreen Program were $150 (2.4 million shares) in fiscal year 2010. No shares were repurchased under the open-market program or Evergreen Program in fiscal year 2009. Share repurchases under the Evergreen Program were $118 (2.1 million shares) in fiscal year 2008. In August 2007, the Company entered into an Accelerated Share Repurchase (ASR) agreement with two investment banks in which the Company received 10.9 million shares in August 2007 and 1.1 million shares in January 2008. The average per share amount paid for all shares purchased under the ASR agreement was $62.08 for an aggregate price of $750.

On May 19, 2010, the Company announced an increase in the quarterly dividend rate from $0.50 per share to $0.55 per share. Dividends paid in fiscal year 2010 were $282 or $2.00 per share.

Contractual Obligations

The Company had contractual obligations at June 30, 2010, payable or maturing in the following fiscal years:

	2011	2012	2013	2014	2015	Thereafter	Total
At June 30, 2010
Long-term debt maturities and interest payments (1)	$418	$110	$935	$63	$625	$759	$2,910
Notes and loans payable (2)	371	-	-	-	-	-	371
Purchase obligations (3) (See Note 17)	324	110	24	11	3	2	474
Operating leases (See Note 17)	32	35	31	26	21	81	226
ITS Agreement (service agreement only) (4)
(See Note 17)	37	35	34	8	-	-	114
Contributions to non-qualified supplemental post
retirement plans (5)	13	14	14	15	15	99	170
Terminal obligation pursuant to Venture Agreement
(See Note 12)	-	-	-	-	-	274	274
Total contractual obligations	$1,195	$304	$1,038	$123	$664	$1,215	$4,539

(1)	The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 5.19% at June 30, 2010.
(2)	The weighted average interest rate on notes and loans payable was 0.43% at June 30, 2010.
(3)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to advertising and inventory purchases. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(4)	In October 2006, the Company entered into an Information Technology Services (ITS) agreement with Hewlett-Packard (HP), a third-party service provider. Upon the terms and subject to the conditions set forth in the ITS Agreement, HP is providing certain information technology and related services. The services began in March 2007 and will continue through October 2013. The total minimum contractual obligations at June 30, 2010, are $120, of which $6 are included in operating leases. The minimum contractual obligations are based on an annual service fee that will be adjusted periodically based upon updates to services and equipment provided. Included in the ITS Agreement are certain acceleration payment clauses if the Company terminates the contract without cause.
(5)	Represents expected payments through 2020. Based on the accounting rules for retirement and postretirement benefit plans, the liabilities reflected in the Company’s Consolidated Balance Sheets differ from these expected future payments (See Note 20).

At June 30, 2010, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $84. In the twelve months succeeding June 30, 2010, audit resolutions could potentially reduce total unrecognized tax benefits by up to $29, primarily as a result of cash settlement payments. Since the ultimate amount and timing of further cash settlements cannot be predicted with reasonable certainty, liabilities for uncertain tax positions are excluded from the contractual obligation table (See Note 19).

Off Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks; pre-existing legal, tax, environmental and employee liabilities; as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. As of June 30, 2010, the Company’s aggregate maximum exposure from these agreements is $28, and the Company had not made, nor does it anticipate making, any payments relating to the indemnities.

The Company is a party to letters of credit of $19, primarily related to one of its insurance carriers.

The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2010.

CONTINGENCIES

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company recorded a liability of $16 and $19 at June 30, 2010 and 2009, respectively, for its share of the related aggregate future remediation cost. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2010 and 2009. The Company is subject to a cost-sharing arrangement with Ford Motor Co. (Ford) for this matter, under which the Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and Ford are each responsible for their own such fees. In October 2004, the Company and Ford agreed to a consent judgment with the Michigan Department of Environmental Quality, which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. The Company made payments of less than $1 in fiscal years 2010 and 2009, respectively, towards remediation efforts. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative cleanup technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, changes in commodity prices, interest-rate risk and other types of market risk. In the normal course of business, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchases and futures contracts. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.

Sensitivity Analysis

For fiscal year 2010, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrate the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, market rates or prices. The results of the sensitivity analyses for foreign-currency derivative contracts, commodity derivative contracts and interest rates are summarized below. Actual changes in foreign-exchange rates or market prices may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.

The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether or not, for accounting purposes, the derivative is designated and qualified as a hedge. From time to time, the Company may have contracts not designated as hedges for accounting purposes and recognizes changes in the fair value of these contracts in other expense (income), net.

The Company periodically assesses and takes action to mitigate its exposure to interest-rate risk. At June 30, 2010, the Company had no outstanding interest-rate derivative contracts.

Foreign Currency Derivative Contracts

The Company seeks to minimize the impact of certain foreign-currency fluctuations by hedging transactional exposures with foreign-currency forward contracts. At June 30, 2010, the Company’s foreign-currency transactional exposures pertaining to derivative contracts exist with the Canadian and Australian dollars. Based on a hypothetical decrease or increase of 10% in the value of the U.S. dollar against the Canadian and Australian dollars at June 30, 2010, the estimated fair value of the Company’s foreign currency derivative contracts would decrease or increase by $2 with the corresponding impact included in accumulated other comprehensive net losses.

Commodity Derivative Contracts

The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. These commodities include, among others, resin, diesel, solvent, jet fuel, soybean oil, corrugate and chlor-alkali. The Company uses various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts. Based on a hypothetical decrease or increase of 10% in commodity prices at June 30, 2010, the estimated fair value of the Company’s existing derivative contracts would decrease or increase by $9 with the corresponding impact included in accumulated other comprehensive net losses or other expense (income), as appropriate.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

Interest Rate

The Company is exposed to interest rate volatility with regard to existing and anticipated future issuances of debt. Primary exposures include movements in U.S. commercial paper rates and London Interbank Offered Rates (LIBOR). The Company periodically used interest rate swaps and forward interest rate contracts to reduce interest rate volatility during the three fiscal year periods ended June 30, 2010. As of June 30, 2010, the Company did not have any interest rate swaps or forward interest rate contracts outstanding. Assuming average variable rate debt levels during the fiscal year, a 100 basis point increase or decrease in interest rates would increase or decrease interest expense by approximately $5 or $2, respectively, in fiscal year 2010.

NEW ACCOUNTING PRONOUNCEMENTS

On June 30, 2010, the Company adopted a new accounting standard that requires additional disclosures about the major categories of plan assets and concentrations of risk for an employer’s plan assets of a defined benefit pension or other postretirement plan, as well as disclosure of fair value levels, similar to the disclosure requirements of the fair value measurements accounting standard (See Note 20). As this guidance only requires enhanced disclosures, which the Company has provided, its adoption did not have a material impact on the consolidated financial statements.

On July 1, 2009, the Company adopted a new accounting standard that provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities that must be included in the computation of earnings per share pursuant to the two-class method. These payment awards were previously not considered participating securities. Accordingly, the Company’s unvested performance units, restricted stock awards and restricted stock units that provide such nonforfeitable rights are now considered participating securities in the calculation of net earnings per share (EPS). The Company’s share-based payment awards granted in fiscal year 2010 are not participating securities. The new standard requires the retrospective adjustment of the Company’s earnings per share data. The impact of the retrospective adoption of the new accounting standard on the fiscal year 2009 and 2008 reported EPS data was as follows:

	Basic		Diluted
	As previously		As previously
	reported	As restated	reported	As restated
Year ended June 30, 2009	$3.86	$3.82	$3.81	$3.79
Year ended June 30, 2008	3.30	3.27	3.24	3.23

The calculation of EPS under the new accounting standard is disclosed in Note 15.

On July 1, 2009, the Company adopted a new accounting standard that establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, including contingent liabilities, and any noncontrolling interest in an acquired business. The new accounting standard also provides for recognizing and measuring the goodwill acquired in a business combination and requires disclosure of information to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of this standard were applied during the Company’s most recent acquisition (See Note 2).

On July 1, 2009, the Company adopted a new accounting standard that requires disclosures about fair value of financial instruments in interim financial information. The Company already complies with the provisions of this accounting standard for its annual reporting.

On July 1, 2009, the Company adopted the provisions of the accounting standard on fair value measurements that apply to nonfinancial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The adoption of these provisions did not have an impact on the consolidated financial statements or disclosures.

On July 1, 2009, the Company adopted a new accounting standard that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary (commonly referred to as minority interest) and for the deconsolidation of a subsidiary. The new standard establishes accounting and reporting standards that require the noncontrolling interest to be reported as a component of equity. Changes in a parent’s ownership interest while the parent retains its controlling interest are accounted for as equity transactions and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary are initially measured at fair value. The adoption of the new standard did not have an impact on the consolidated financial statements.

On June 30, 2009, the Company adopted a new accounting standard that establishes principles and requirements for subsequent events. The statement details the period after the balance sheet date during which the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. The adoption of the new standard did not have an impact on the consolidated financial statements.

On January 1, 2009, the Company adopted a new accounting standard that requires disclosures of how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows (See Note 11). As this guidance only requires enhanced disclosures, which the Company has provided, its adoption did not have a material impact on the consolidated financial statements.

On July 1, 2008, the Company adopted the required portions of a new accounting standard on fair value measurements, and its adoption did not have a material impact to the consolidated financial statements (See Note 11). This standard defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements.

In February 2007, the Financial Accounting Standard Board issued a new accounting standard that permits entities to choose to measure many financial instruments and certain other items at fair value. This standard was effective for the Company beginning July 1, 2008. The Company has not applied the fair value option to any items; therefore, the adoption of the standard did not have an impact on the consolidated financial statements.

On July 1, 2007, the Company adopted a new accounting standard that prescribes a consistent recognition threshold and measurement standard, as well as criteria for subsequently recognizing, derecognizing, classifying and measuring tax positions for financial statement purposes. The cumulative effect of adopting this standard was recorded as a $10 reduction to beginning retained earnings. The standard requires uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. Upon adoption of the standard, income tax liabilities of $53 were reclassified from current to non-current on the Company’s balance sheet.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. The most critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies are: revenue recognition; valuation of intangible assets and property, plant and equipment; employee benefits, including estimates related to share-based compensation; and income taxes. The Company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for trade-promotions and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers. Programs include shelf-price reductions, advantageous end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Costs related to these programs are recorded as a reduction of sales. The Company’s estimated costs of trade-promotions incorporate historical sales and spending trends by customer and category. The determination of these estimated costs requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact the Company’s results of operations and trade spending accruals depending on how actual results of the programs compare to original estimates. If the Company’s June 30, 2010, trade spending accrual estimates were to differ by 10%, the impact on net sales would be approximately $7.

Valuation of Intangible Assets and Property, Plant and Equipment

The carrying values of goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets are annually reviewed for possible impairment. With respect to goodwill, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. For trademarks and other intangible assets with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its estimated fair value. An impairment charge is recorded for the difference between the carrying amount and the fair value. The Company’s estimates of fair value are primarily based on a discounted cash flow approach that requires significant management judgment with respect to future sales volumes, revenue and expense growth rates, changes in working capital, foreign-exchange rates, currency devaluation, inflation and the selection of an appropriate discount rate. The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually unless there are indications during a different interim period that these assets may have become impaired.

During the fourth quarter of fiscal year 2010, the Company changed the date of its annual impairment test of goodwill and indefinite-lived intangible assets from January 1 to April 1. The change was made to more closely align the annual impairment test with the Company’s long-range planning and forecasting process. The change did not delay, accelerate, nor avoid an impairment charge. The Company has determined that this change in accounting principle is preferable under the circumstances.

The Company, therefore, performed its annual impairment review of goodwill and indefinite-lived intangible assets as of January 1, 2010, and again as of April 1, 2010. No instances of impairment were identified during the reviews. Changes in the assumptions included in the discounted cash flow analysis could materially impact the fair value estimates. The Burt’s Bees reporting unit, which includes $614 of goodwill, was the most sensitive to changes in discounted cash flow assumptions used to estimate fair value. The fair value of the Burt’s Bees reporting unit was in excess of the book carrying value by approximately 5%. The Company is monitoring any events, circumstances, or changes in the Burt’s Bees business that might imply a reduction in the estimated fair value and lead to an impairment of a portion of the goodwill.

There were no instances of impairment identified during fiscal year 2009. During fiscal year 2008, as a result of the annual review, the Company recorded $2 of asset impairment charges in its International segment, related to indefinite-lived intangible assets.

Property, plant and equipment and finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant management judgment including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts quarterly reviews of idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s book value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Employee Benefits

The Company has various individual and group compensation and retirement income programs, including an incentive compensation program, a profit sharing element of The Clorox Company 401(k) plan and share-based compensation programs.

Incentive Compensation and Profit Sharing Programs

Company contributions to the 401(k) plan and payments to managerial staff for the annual incentive compensation program are subject to the Company achieving certain fiscal year performance targets. The 401(k) plan has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. The Company’s contributions to the profit sharing component above 3% of eligible employee earnings are discretionary and are based on the Company achieving certain financial targets. The Company’s payouts under the annual incentive compensation program are also based achieving certain financial targets. The Company accrues for the profit sharing cash contribution and annual incentive compensation program costs quarterly based on estimated annual results and is adjusted to actual at the end of the fiscal year. At June 30, 2010, the Company accrued $29 for the profit sharing cash contribution and anticipates making the payment to the 401(k) plan in the first quarter of fiscal year 2011. At June 30, 2010, the Company accrued $44 related to the annual incentive compensation program.

Share-Based Compensation

The Company grants various nonqualified stock-based compensation awards, including stock options, performance units and restricted stock. The share-based compensation expense and related income tax benefit recognized in the income statement in fiscal year 2010 were $60 and $22, respectively. As of June 30, 2010, there was $52 of unrecognized compensation costs related to nonvested stock options, restricted stock, and performance unit awards, which is expected to be recognized over a weighted average remaining vesting period of two years.

The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping and the estimated forfeiture rate is adjusted to reflect actual forfeitures upon vesting of such grouping. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. During fiscal year 2010, adjustments totaled less than $1.

The use of different assumptions in the Black-Scholes valuation model could lead to a different estimate of the fair value of each stock option. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. If the Company’s assumption for the volatility rate increased by one percentage point, the fair value of options granted in fiscal year 2010 would have increased by less than $1. The expected life of the stock options is based on observed historical exercise patterns. If the Company’s assumption for the expected life increased by one year, the fair value of options granted in fiscal year 2010 would have increased by less than $1.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance unit grants generally vest after three years. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted quarterly based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, previously recognized compensation expense is adjusted to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

Retirement Income Plans

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results could differ from expected results because actuarial assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2010, the Company used a long-term rate of return on plan assets assumption of 8.25% and a beginning of year discount rate assumption of 6.8%. The use of a different discount rate or long-term rate of return on domestic plan assets can significantly impact pension expense. For example, at June 30, 2010, a decrease of 100 basis points in the discount rate would increase pension liability by approximately $56, and potentially increase fiscal year 2011 pension expense by $4. A 100 basis point decrease in the long-term rate of return on plan assets would increase future pension expense in fiscal year 2011 by $4. The Company also has defined benefit pension plans for eligible international employees, including Canadian and Australian employees, and different assumptions are used in the determination of pension expense for those plans, as appropriate. Refer to Note 20 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

Income Taxes

The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, statutory carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s currently anticipated inability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. A change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances. Changes in the Company's determination would likely require an adjustment to the income tax provision in the quarter in which the determination is made.

CAUTIONARY STATEMENT

This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and such forward looking statements involve risks and uncertainties. Except for historical information, matters discussed below, including statements about future volume, sales, costs, cost savings, earnings, cash flows, plans, objectives, expectations, growth, or profitability, are forward looking statements based on management’s estimates, assumptions and projections. Words such as “will,” “could,” “may,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations on such words, and similar expressions, are intended to identify such forward looking statements. These forward looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed below. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report on Form 10-K for the year ended June 30, 2010, as updated from time to time in the Company’s SEC filings. These factors include, but are not limited to: the Company’s costs, including volatility and increases in commodity costs such as resin, diesel, chlor-alkali, sodium hypochlorite, agricultural commodities and other raw materials; increases in energy costs; the ability of the Company to implement and generate expected savings from its programs to reduce costs, including its supply chain restructuring and other restructuring plans; supply disruptions or any future supply constraints that may affect key commodities or product inputs; risks inherent in relationships with suppliers, including sole-source or single-source suppliers; risks related to the handling and/or transportation of hazardous substances, including, but not limited to, chlorine; the success of the Company’s strategies; the ability to manage and realize the benefits of joint ventures and other cooperative relationships, including the Company’s joint venture regarding the Company’s Glad® plastic bags, wraps and containers business, and the agreements relating to the provision of information technology, procure to pay and other key services by third parties; risks relating to acquisitions, mergers and divestitures, including the Company’s ability to achieve the projected strategic and financial benefits from the Burt’s Bees acquisition; risks inherent in maintaining an effective system of internal controls, including the potential impact of acquisitions or the use of third-party service providers, and the need to refine controls to adjust for accounting, financial reporting and other organizational changes or business conditions; the ability of the Company to successfully manage tax, regulatory, product liability, intellectual property, environmental and other legal matters, including the risk resulting from joint and several liability for environmental contingencies and risks inherent in litigation, including class action litigation; risks related to maintaining and updating the Company’s information systems, including potential disruptions, costs and the ability of the Company to implement adequate information systems in order to support the current business and to support the Company’s potential growth; the success of new products and the ability of the Company to develop products that delight the consumer; consumer and customer reaction to price increases; competitive actions; risks related to customer concentration; customer-specific ordering patterns and trends; risks arising out of natural disasters; the impact of disease outbreaks, epidemics or pandemics on the Company’s, suppliers’ or customers’ operations; changes in the Company’s tax rate; continuing unfavorable world-wide general economic and marketplace conditions and events, including consumer confidence and consumer spending levels, the rate of economic growth, the rate of inflation or deflation, and the financial condition of the Company’s customers, suppliers and service providers; foreign currency exchange rate and interest rate fluctuations; unfavorable political conditions in international markets and risks relating to international operations; the impact of the volatility of the debt markets on the Company’s cost of borrowing and access to funds, including commercial paper and its credit facility; risks relating to changes in the Company’s capital structure; the need for any unanticipated restructuring or asset-impairment charges; risks arising from declines in cash flow, whether resulting from declining sales, higher cost levels, tax payments, debt payments, share repurchases, interest cost increases greater than management’s expectations, or increases in debt or changes in credit ratings, or otherwise; and the Company’s ability to maintain its business reputation and the reputation of its brands.

The Company’s forward looking statements in this Report are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

In this Report, unless the context requires otherwise, the terms “the Company” and “Clorox” refer to The Clorox Company and its subsidiaries.

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30 Dollars in millions, except per share amounts	2010	2009	2008
Net sales	$5,534	$5,450	$5,273
Cost of products sold	3,057	3,104	3,098
Gross profit	2,477	2,346	2,175

Selling and administrative expenses	747	715	690
Advertising costs	518	499	486
Research and development costs	119	114	111
Restructuring and asset impairment costs	4	20	36
Interest expense	139	161	168
Other expense (income), net	25	26	(9)
Earnings before income taxes	925	811	693
Income taxes	322	274	232
Net earnings	$603	$537	$461

Earnings per share
Basic	$4.28	$3.82	$3.27
Diluted	$4.24	$3.79	$3.23

Weighted average shares outstanding (in thousands)
Basic	140,272	139,015	139,633
Diluted	141,534	140,169	141,197

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30 Dollars in millions, except share amounts	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$87	$206
Receivables, net	544	486
Inventories, net	367	366
Other current assets	126	122
Total current assets	1,124	1,180
Property, plant and equipment, net	979	955
Goodwill	1,650	1,630
Trademarks, net	562	557
Other intangible assets, net	96	105
Other assets	144	149
Total assets	$4,555	$4,576

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Notes and loans payable	$371	$421
Current maturities of long-term debt	300	577
Accounts payable	410	381
Accrued liabilities	492	472
Income taxes payable	74	86
Total current liabilities	1,647	1,937
Long-term debt	2,124	2,151
Other liabilities	677	640
Deferred income taxes	24	23
Total liabilities	4,472	4,751

Commitments and contingencies

Stockholders’ equity (deficit)
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at
June 30, 2010 and 2009; and 138,764,511 and 139,157,976 shares outstanding at
June 30, 2010 and 2009, respectively	159	159
Additional paid-in capital	617	579
Retained earnings	920	640
Treasury shares, at cost: 19,976,950 and 19,583,485 shares at June 30, 2010 and 2009, respectively	(1,242)	(1,206)
Accumulated other comprehensive net losses	(371)	(347)
Stockholders’ equity (deficit)	83	(175)
Total liabilities and stockholders’ equity (deficit)	$4,555	$4,576

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
The Clorox Company

							Accumulated
					Treasury		Other
	Common Stock		Additional		Shares		Comprehensive		Total
	Shares		Paid-in	Retained	Shares		Net (Losses)		Comprehensive
Dollars in millions, except share amounts	(000)	Amount	Capital	Earnings	(000)	Amount	Gains	Total	Income
Balance at June 30, 2007	158,741	$159	$481	$185	(7,485)	$(445)	$(209)	$171
Comprehensive income
Net earnings				461				461	$461
Translation adjustments, net of
tax of $2							26	26	26
Change in valuation of derivatives,
net of tax of $17							27	27	27
Pension and postretirement benefit
adjustments, net of tax of $15							(23)	(23)	(23)
Total comprehensive income									$491
Cumulative effect of adopting
new accounting guidance related to uncertain tax positions				(10)				(10)
Dividends				(231)				(231)
Employee stock plans			53	(19)	862	48		82
Treasury stock purchased					(14,080)	(868)		(868)
Other						(5)		(5)
Balance at June 30, 2008	158,741	159	534	386	(20,703)	(1,270)	(179)	(370)
Comprehensive income
Net earnings				537				537	$537
Translation adjustments,
net of tax of $5							(78)	(78)	(78)
Change in valuation of derivatives,
net of tax of $24							(39)	(39)	(39)
Pension and postretirement benefit
adjustments, net of tax of $31							(51)	(51)	(51)
Total comprehensive income									$369
Dividends				(264)				(264)
Employee stock plans			40	(17)	1,120	64		87
Other			5	(2)				3
Balance at June 30, 2009	158,741	159	579	640	(19,583)	(1,206)	(347)	(175)
Comprehensive income
Net earnings				603				603	$603
Translation adjustments,
net of tax of $1							9	9	9
Change in valuation of derivatives,
net of tax of $4							10	10	10
Pension and postretirement benefit
adjustments, net of tax of $26							(43)	(43)	(43)
Total comprehensive income									$579
Dividends				(290)				(290)
Employee stock plans			38	(26)	1,980	114		126
Treasury stock purchased					(2,374)	(150)		(150)
Other				(7)				(7)
Balance at June 30, 2010	158,741	$159	$617	$920	(19,977)	$(1,242)	$(371)	$83

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30
Dollars in millions	2010	2009	2008
Operating activities:
Net earnings	$603	$537	$461
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	185	190	205
Share-based compensation	60	58	47
Deferred income taxes	24	(1)	(51)
Asset impairment costs	-	3	29
Other	(15)	3	23
Changes in:
Receivables, net	(53)	(2)	(8)
Inventories, net	2	-	(26)
Other current assets	(8)	(4)	11
Accounts payable and accrued liabilities	35	(40)	63
Income taxes payable	(14)	(6)	(24)
Net cash provided by operations	819	738	730
Investing activities:
Capital expenditures	(203)	(197)	(170)
Businesses acquired, net of cash acquired	(19)	-	(913)
Other	(9)	-	1
Net cash used for investing activities	(231)	(197)	(1,082)
Financing activities:
Notes and loans payable, net	(52)	(334)	681
Long-term debt borrowings, net of issuance costs	296	11	1,256
Long-term debt repayments	(598)	-	(500)
Treasury stock purchased	(150)	-	(868)
Cash dividends paid	(282)	(258)	(228)
Issuance of common stock for employee stock plans and other	80	41	39
Net cash (used for) provided by financing activities	(706)	(540)	380
Effect of exchange rate changes on cash and cash equivalents	(1)	(9)	4
Net (decrease) increase in cash and cash equivalents	(119)	(8)	32
Cash and cash equivalents:
Beginning of year	206	214	182
End of year	$87	$206	$214
Supplemental cash flow information:
Interest paid	$149	$161	$153
Income taxes paid, net of refunds	301	275	299
Non-cash financing activities:
Dividends declared and accrued but not paid	78	70	64

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The Company is principally engaged in the production, marketing and sales of consumer products through mass merchandisers, grocery stores and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain prior year reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current year presentation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Actual results could materially differ from estimates and assumptions made.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

Other than Venezuela, which operates in a highly inflationary economy, local currencies are the functional currencies for substantially all of the Company’s other foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other expense (income), net. In addition, certain assets and liabilities denominated in currencies different than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in other expense (income), net. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign subsidiaries from certain subsidiaries and joint ventures that are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to other comprehensive income.

Venezuela

Prior to December 31, 2009, the Company translated its Venezuelan subsidiary’s financial statements using Venezuela’s official currency exchange rate, which had been fixed by the Venezuelan government at 2.15 bolivar fuertes (VEFs) to the U.S. dollar. Effective December 31, 2009, the Company began translating its Venezuelan subsidiary’s financial statements using the parallel market currency exchange rate (exchange rates negotiated with local financial intermediaries), the rate at which the Company expected to be able to remit dividends or return capital. The rate used at December 31, 2009, was 5.87 VEFs to the U.S. dollar. On a pre-tax basis, this change in the rate used for converting these currencies resulted in a one time re-measurement loss of $12 during the Company’s fiscal quarter ended December 31, 2009, which related primarily to U.S. dollar denominated inventory purchases.

Effective January 1, 2010, the financial statements for the Company’s Venezuelan subsidiary have been consolidated under the rules governing the translation of financial information in a highly inflationary economy. Under U.S. GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three-year period meets or exceeds 100 percent. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be re-measured into the Company’s reporting currency (U.S. dollar) and future exchange gains and losses from the re-measurement of non-U.S. dollar monetary assets and liabilities are reflected in current net earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. Nonmonetary assets and liabilities, such as inventory, property, plant and equipment and prepaid expenses are recorded in U.S. dollars at the historical rates at the time of acquisition of such assets or liabilities.

In May 2010, the Venezuela government suspended the functioning of the parallel currency exchange market and in June 2010, the Venezuela Central Bank established an alternative currency exchange market. This alternative market includes volume restrictions on the amount of U.S. dollars which may be converted each month. In June 2010, the Company began utilizing the exchange rate at which the Company was purchasing U.S. dollars through the alternative market, which was 5.3 VEFs to the U.S. dollar, as the translation rate for the Company’s Venezuelan subsidiary’s financial statements. Accordingly, the Company recorded a gain in other expense (income), net of $2 during the fiscal quarter ended June 30, 2010.

At June 30, 2010, the net asset position of the Company’s Venezuelan subsidiary was $4, which included cash balances of approximately $8, of which approximately $6 was denominated in VEFs. Of the $4 net asset position, approximately $11 was associated with VEFs-denominated monetary net assets and deferred income taxes. For the fiscal year 2010, Venezuela's net sales and total assets represented approximately 2% and 1% of the total Company's net sales and total assets, respectively.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

On June 30, 2010, the Company adopted a new accounting standard that requires additional disclosures about the major categories of plan assets and concentrations of risk for an employer’s plan assets of a defined benefit pension and other postretirement plan, as well as disclosure of fair value levels, similar to the disclosure requirements of the fair value measurements accounting standard (See Note 20). As this guidance only requires enhanced disclosures, which the Company has provided, its adoption did not have a material impact on the consolidated financial statements.

On July 1, 2009, the Company adopted a new accounting standard that provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities that must be included in the computation of earnings per share pursuant to the two-class method. These payment awards were previously not considered participating securities. Accordingly, the Company’s unvested performance units, restricted stock awards and restricted stock units that provide such nonforfeitable rights are now considered participating securities in the calculation of net earnings per share (EPS). The Company’s share-based payment awards granted in fiscal year 2010 are not participating securities. The new standard requires the retrospective adjustment of the Company’s earnings per share data. The impact of the retrospective adoption of the new accounting standard on the fiscal year 2009 and 2008 reported EPS data was as follows:

	Basic		Diluted
	As previously		As previously
	reported	As restated	reported	As restated
Year ended June 30, 2009	$3.86	$3.82	$3.81	$3.79
Year ended June 30, 2008	3.30	3.27	3.24	3.23

The calculation of EPS under the new accounting standard is disclosed in Note 15.

On July 1, 2009, the Company adopted a new accounting standard that establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, including contingent liabilities, and any noncontrolling interest in an acquired business. The new accounting standard also provides for recognizing and measuring the goodwill acquired in a business combination and requires disclosure of information to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of this standard were applied during the Company’s most recent acquisition (See Note 2).

On July 1, 2009, the Company adopted a new accounting standard that requires disclosures about fair value of financial instruments in interim financial information. The Company already complies with the provisions of this accounting standard for its annual reporting.

On July 1, 2009, the Company adopted the provisions of the accounting standard on fair value measurements that apply to nonfinancial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The adoption of these provisions did not have an impact on the consolidated financial statements or disclosures.

On July 1, 2009, the Company adopted a new accounting standard that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary (commonly referred to as minority interest) and for the deconsolidation of a subsidiary. The new standard establishes accounting and reporting standards that require the noncontrolling interest to be reported as a component of equity. Changes in a parent’s ownership interest while the parent retains its controlling interest are accounted for as equity transactions and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary are initially measured at fair value. The adoption of the new standard did not have an impact to the consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On June 30, 2009, the Company adopted a new accounting standard that establishes principles and requirements for subsequent events. The statement details the period after the balance sheet date during which the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. The adoption of the new standard did not have an impact on the consolidated financial statements.

On January 1, 2009, the Company adopted a new accounting standard that requires disclosures of how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows (See Note 11). As this guidance only requires enhanced disclosures, which the Company has provided, its adoption did not have a material impact on the consolidated financial statements.

On July 1, 2008, the Company adopted the required portions of a new accounting standard on fair value measurements, and its adoption did not have a material impact to the consolidated financial statements (See Note 11). This standard defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosures about fair value measurements.

In February 2007, the Financial Accounting Standards Board issued a new accounting standard that permits entities to choose to measure many financial instruments and certain other items at fair value. This standard was effective for the Company beginning July 1, 2008. The Company has not applied the fair value option to any items; therefore, the adoption of the standard did not have an impact on the consolidated financial statements.

On July 1, 2007, the Company adopted a new accounting standard that prescribes a consistent recognition threshold and measurement standard, as well as criteria for subsequently recognizing, derecognizing, classifying and measuring tax positions for financial statement purposes. The cumulative effect of adopting this standard was recorded as a $10 reduction to beginning retained earnings. The standard requires uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. Upon adoption of the standard, income tax liabilities of $53 were reclassified from current to non-current on the Company’s balance sheet.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments, time deposits and money market funds with an initial maturity at purchase of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

The Company’s cash position includes amounts held by foreign subsidiaries, and the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balances are held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries books, in their functional currency, with the impact from exchange rate differences recorded in other expense (income), net. The Company’s cash holdings as of the end of fiscal years 2010 and 2009 were as follows:

	2010	2009
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$42	$74
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	13	52
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	7	13
U.S. dollar balances including those balances held by U.S. dollar functional currency subsidiaries	25	67
Total	$87	$206

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment and Finite-Lived Intangible Assets

Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The table below provides estimated useful lives of property, plant and equipment by asset classification (See Note 8 for estimated useful lives of finite-lived intangible assets).

Expected
Classification	Useful Lives
Land improvements	10 - 30 years
Buildings	10 - 40 years
Machinery and equipment	3 - 15 years
Computer equipment	3 years
Capitalized software costs	3 - 7 years

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review is based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the book value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the book value of the asset and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

Impairment Review of Goodwill and Indefinite-Lived Intangible Assets

The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually unless there are indications during a different interim period that these assets may have become impaired. With respect to goodwill, impairment occurs when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. An impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. For trademarks and other intangible assets with indefinite lives, impairment occurs when the carrying amount of an asset is greater than its estimated fair value. A charge is recorded for the difference between the carrying amount and the estimated fair value. The Company’s estimates of fair value are based primarily on a discounted cash flow approach that requires significant management judgment with respect to future sales volumes, revenue and expense growth rates, changes in working capital, foreign-exchange rates, devaluation, inflation and the selection of an appropriate discount rate.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During the fourth quarter of fiscal year 2010, the Company changed the date of its annual impairment test of goodwill and indefinite-lived intangible assets from January 1 to April 1. The change was made to align more closely the annual impairment test with the Company’s long-range planning and forecasting process. The change did not delay, accelerate, nor avoid an impairment charge. The Company has determined that this change in accounting principle is preferable under the circumstances.

The Company, therefore, performed its annual impairment test of goodwill and indefinite-lived intangible assets as of January 1, 2010, and again as of April 1, 2010. No instances of impairment were identified during the test.

Share-Based Compensation

The Company records compensation expense associated with stock options and other forms of equity compensation based on their fair values on the dates they are granted. The expense is recorded by amortizing the fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.

Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for the options exercised (excess tax benefit) are classified as financing cash flows. However, cash flows relating to excess tax benefits for employees directly involved in the manufacturing and/or distribution processes are classified as operating cash flows. For the fiscal years ended June 30 2010, 2009 and 2008, $10, $6, and $9, respectively, of excess tax benefits were generated from share-based payment arrangements, and were recognized as financing cash flows.

Employee Benefits

The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees and provide health care benefits for domestic employees who meet age, participation and length of service requirements at retirement.

The Company accounts for its defined benefit and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, rate of compensation increase, and certain employee-related factors, such as retirement age and mortality. The principle underlying the attribution approach is that employees render service over their service lives on a relatively “smooth” basis, and therefore the statement of earnings effects of defined benefit and retirement heath care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. This method employs an asset smoothing approach. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to pension expense by the Company. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that include medical, dental, vision, life and other benefits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company also has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of the Company 401(k) plan. The Company’s contributions to the profit sharing element of the 401(k) plan and payments to managerial staff and executive management for the annual bonus program are based on achieving Company performance targets. The Company also matches employee 401(k) contributions up to one thousand dollars per year for eligible employees.

Environmental Costs

The Company is involved in certain environmental remediation and on-going compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to the uncertainty and timing of future payments.

Restructuring Liabilities

Liabilities for costs associated with exit or disposal activities are recognized and measured initially at estimated fair value in the period in which the liability is incurred. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company is recognized at estimated fair value when the Company ceases using the right conveyed by the contract. The Company records employee termination liabilities once they are both probable and estimable for severance provided under the Company’s existing severance policy. Employee termination liabilities outside of the Company’s existing severance policy are recognized at the time the group of employees is notified, unless the group will be retained to render service beyond a minimum retention period, in which case the liability is recognized ratably over the future service period.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade-promotions, coupons and other discounts. The Company routinely commits to one-time or on-going trade-promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include shelf price reductions, advantageous end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales. The Company provides an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables were presented net of an allowance for doubtful accounts of $6 at June 30, 2010 and 2009. The Company’s provision for doubtful accounts was $0, $3, and $4 in fiscal years 2010, 2009, and 2008, respectively.

Cost of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, depreciation, amortization and direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs and incentive compensation.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films, and labeling. Expenses for fiscal years ended June 30, 2010, 2009 and 2008 were $9, $8, and $9, respectively, of which $8 in each of the fiscal years was classified as cost of products sold, with the remainder classified as selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions, and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees, and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment.

Advertising and Research and Development Costs

The Company expenses advertising and research and development costs in the period incurred.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

U.S. income tax expense and foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. Where foreign earnings are indefinitely reinvested, no provision for U.S. income or foreign withholding taxes is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company accrues an expense in the current period for U.S. income taxes and foreign withholding taxes attributable to the anticipated remittance.

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law, and, on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 was signed into law. The PPACA changes the tax treatment of federal subsidies received by sponsors of retiree health benefit plans that provide a benefit similar to Medicare Part D. These subsidies were previously non-taxable, but will become taxable effective in tax years beginning after December 31, 2012. The Company has concluded that the impact of the future elimination of this tax deduction on its financial statements is and will be insignificant.

Derivative Instruments

The Company’s use of derivative instruments, principally swap, futures, and forward contracts, is limited to non-trading purposes and is designed to partially manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company’s contracts are hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures.

Most commodity derivative contracts and foreign-exchange contracts are designated as cash flow hedges of certain raw material and finished goods inventory purchase obligations based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) if the designation of the hedge is to an underlying exposure and (b) whether there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value of these contracts in other expense (income), net.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

NOTE 2. BUSINESSES ACQUIRED

Caltech Industries, Inc.

In January 2010, the Company acquired the assets of Caltech Industries, Inc., a company that provides disinfectants for the health care industry, for an aggregate price of $24, with the objective of expanding the Company’s capabilities in the areas of health and wellness. The final purchase price will be subject to certain tax adjustments that are expected to be finalized during fiscal year 2011. In connection with the purchase, the Company acquired Caltech Industries’ workforce. The Company paid for the acquisition in cash.

Net assets acquired, at fair value, included inventory of $2 and other assets of $4, goodwill of $9, trademarks of $6, customer list of $2, product formulae of $2 and other liabilities of $1. The trademarks, customer list and product formulae will be amortized over a period of 3, 15 and 10 years, respectively. Goodwill represents a substantial portion of the acquisition proceeds due to the high growth rate of the use of disinfecting products in the healthcare industry.

Operating results of the acquired business are included in the consolidated net earnings in the Cleaning reportable segment, from the acquisition date. Pro forma results of the Company, assuming the acquisition had occurred at the beginning of each period presented, would not be materially different from the results reported.

Burt’s Bees Inc.

On November 30, 2007, the Company completed its acquisition of Burt’s Bees Inc., a leading manufacturer and marketer of natural personal care products, for an aggregate price of $913, excluding $25 paid for tax benefits associated with the agreement. The Company funded the all-cash transaction through a combination of cash and short-term borrowings. During fiscal years 2009 and 2008, the Company received tax benefits associated with the acquisition of $8 and $17, respectively, through a combination of income tax refunds and reduced quarterly estimated tax payments. Under the terms of the agreement, the Company acquired 100 percent of Burt’s Bees from its stockholders in a transaction that was structured as a merger. The Company also incurred $8 of transaction costs in connection with the acquisition of Burt’s Bees. The operating results of Burt’s Bees are reported in the Company’s financial statements beginning December 1, 2007 in the Lifestyle reportable segment.

The following table provides unaudited pro forma results of operations of the Company for the fiscal year 2008, as if Burt’s Bees had been acquired as of the beginning of that fiscal year. Results of operations for fiscal years 2010 and 2009, as reported, are included for comparison. Fiscal years 2010 and 2009, as reported, included full fiscal years of Burt’s Bees results. The unaudited pro forma results include certain recurring purchase accounting adjustments such as depreciation and amortization expense on acquired tangible and intangible assets and assumed interest costs. However, unaudited pro forma results do not include certain transaction-related costs including the effect of a step-up of the value of acquired inventory, cost savings or other effects of the planned integration of Burt’s Bees. Accordingly, such results of operations are not necessarily indicative of the results as if the acquisition had occurred at the beginning of the date indicated or that may result in the future.

	2010	2009	2008
Years ended June 30	As reported	As reported	Pro forma
Net Sales	$5,534	$5,450	$5,343
Net earnings	603	537	472
Diluted net earnings per common share	$4.24	$3.79	$3.32

 The assets and liabilities of Burt’s Bees were recorded at their respective estimated fair values as of the date of the acquisition using generally accepted accounting principles then applicable to business combinations. The excess of the purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill. Goodwill represents a substantial portion of the acquisition proceeds because the Burt’s Bees ® brand provides the Company with entry into the fast growing, higher margin natural personal care category.

NOTE 2. BUSINESSES ACQUIRED (Continued)

The following table summarizes the estimated fair values of Burt’s Bees’ assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date. The weighted-average estimated useful life of intangible assets subject to amortization is 16 years.

Assets acquired
Cash	$33
Inventory	45
Other current assets	24
Property, plant and equipment	16
Goodwill	613
Intangible assets not subject to amortization - trademarks	322
Intangible assets subject to amortization:
Customer list	44
Product formulae	8
Other assets	1
Total assets acquired	1,106

Liabilities assumed
Current liabilities - primarily accounts payable and accrued liabilities	52
Other liabilities	3
Current and noncurrent deferred income taxes	138
Total liabilities assumed	193
Net assets acquired	$913

A step-up in the value of inventory of $19 was recorded in the allocation of the purchase price based on valuation estimates. During fiscal year 2008, this step-up amount was charged to cost of products sold as the inventory was sold.

NOTE 3. RESTRUCTURING AND ASSET IMPAIRMENT

In fiscal year 2008, the Company began a restructuring plan that involves simplifying its supply chain and other restructuring activities (Supply Chain and Other restructuring plan), which was subsequently expanded to reduce certain staffing levels, resulting in additional costs, primarily severance, associated with this activity. The Company anticipates the Supply Chain and Other restructuring plan will be completed in fiscal year 2012. The Company may, from time to time, decide to pursue additional restructuring-related initiatives to drive cost savings and efficiencies.

The following table summarizes the restructuring costs, primarily severance, associated with the Company’s Supply Chain and Other restructuring plan by affected reportable segment, with unallocated amounts set forth in Corporate, for fiscal years 2010, 2009 and 2008:

	2010	2009	2008
Cleaning	$2	$3	$3
Household	2	-	-
International	-	2	2
Corporate	-	12	2
Total Company	$4	$17	$7

NOTE 3. RESTRUCTURING AND ASSET IMPAIRMENT (Continued)

The Company incurred no asset impairment costs for the fiscal year ended June 30, 2010. Asset impairment costs for the fiscal year ended June 30, 2009 were $3 in the Household segment. Asset impairment costs for the fiscal year ended June 30, 2008 were $3, $22 and $4 in the Cleaning, Household and International segments, respectively.

Restructuring and asset impairment costs were $4, $20 and $36 in fiscal years 2010, 2009 and 2008, respectively.

The following table summarizes restructuring-related costs, primarily cost of products sold, associated with the Company’s Supply Chain and Other restructuring plan by affected reportable segment, with unallocated amounts set forth in Corporate:

	2010	2009	2008
Cleaning	$6	$11	$9
Household	4	5	10
International	-	1	3
Corporate	3	2	1
Total Company	$13	$19	$23

Total non-cash costs for fiscal years 2010, 2009 and 2008 were $4, $10 and $48, respectively.

The Company anticipates incurring approximately $13 to $19 of Supply Chain and Other restructuring and restructuring-related charges in fiscal year 2011, of which approximately $6 are expected to be non-cash. The Company anticipates approximately $2 to $4 of restructuring-related charges in selling and administrative expenses in Corporate and $4 to $6 of cost of products sold charges to be in the Cleaning segment and $7 to $9 in the Household segment, respectively. The total anticipated charges related to the Supply Chain and Other restructuring plan for fiscal year 2012 are estimated to be approximately $5 to $7.

The following table reconciles the accrual for the Supply Chain and Other restructuring charges discussed above:

		Asset	Accumulated
	Severance	Impairments	Depreciation	Other	Total
Accrual Balance as of June 30, 2007	$-	$-	$-	$-	$-
2008 Charges	7	29	20	3	59
Cash payments	(2)	-	-	(3)	(5)
Charges against assets	-	(29)	(20)	-	(49)
Accrual Balance as of June 30, 2008	5	-	-	-	5
2009 Charges	17	3	8	11	39
Cash payments	(7)	-	-	(11)	(18)
Charges against assets	-	(3)	(8)	-	(11)
Accrual Balance as of June 30, 2009	15	-	-	-	15
2010 Charges	7	-	4	9	20
Cash payments	(16)	-	-	(9)	(25)
Adjustments	(3)	-	-	-	(3)
Charges against assets	-	-	(4)	-	(4)
Accrual Balance as of June 30, 2010	$3	$-	$-	$-	$3

NOTE 4. INVENTORIES, NET

Inventories, net at June 30 were comprised of the following:

	2010	2009
Finished Goods	$300	$304
Raw materials and packaging	102	99
Work in process	4	4
LIFO allowances	(28)	(31)
Allowances for obsolescence	(11)	(10)
Total	$367	$366

The last-in, first-out (LIFO) method was used to value approximately 36% and 38% of inventories at June 30, 2010 and 2009, respectively. The carrying values for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. The effect on earnings of the liquidation of LIFO layers was a favorable $3 for the fiscal year ended June 30, 2010 and less than $1 for the fiscal years ended June 30, 2009 and 2008.

During the fiscal years ended 2010, 2009 and 2008, the Company’s inventory obsolescence provision was $11, $12 and $12, respectively.

NOTE 5. OTHER CURRENT ASSETS

Other current assets at June 30 were comprised of the following:

	2010	2009
Deferred tax assets	$73	$74
Prepaid expenses	40	42
Other	13	6
Total	$126	$122

NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, net, at June 30 were as follows:

	2010	2009
Machinery and equipment	$1,515	$1,431
Buildings	582	568
Capitalized software costs	302	289
Construction in progress	166	146
Land and improvements	127	127
Computer equipment	92	93
	2,784	2,654
Less: Accumulated depreciation and amortization	(1,805)	(1,699)
Total	$979	$955

Depreciation and amortization expense related to property, plant and equipment was $165, $173 and $186 in fiscal years 2010, 2009 and 2008, respectively.

NOTE 7. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of Goodwill, Trademarks and Other intangible assets for the fiscal years ended June 30, 2010 and 2009, were as follows:

	Goodwill
	Cleaning	Lifestyle	Household	International	Total
Balance June 30, 2008	$555	$622	$85	$396	$1,658
Translation adjustments and other	-	1	-	(29)	(28)
Balance June 30, 2009	555	623	85	367	1,630
Acquisitions	9	-	-	-	9
Translation adjustments and other	-	-	-	11	11
Balance June 30, 2010	$564	$623	$85	$378	$1,650

				Other intangible assets
	Trademarks			subject to amortization
				Technology
	Subject to	Not subject to		and Product
	amortization	amortization	Total	formulae	Other	Total
Balance June 30, 2008	$1	$559	$560	$63	$60	$123
Amortization	(1)	-	(1)	(10)	(5)	(15)
Transfers	14	(14)	-	-	-	-
Translation adjustments and other	-	(2)	(2)	-	(3)	(3)
Balance June 30, 2009	14	543	557	53	52	105
Acquisitions	6	-	6	-	4	4
Amortization	(2)	-	(2)	(9)	(5)	(14)
Transfers	5	(5)	-	(7)	7	-
Translation adjustments and other	1	-	1	-	1	1
Balance June 30, 2010	$24	$538	$562	$37	$59	$96

Trademarks and Other intangible assets subject to amortization are net of accumulated amortization of $235 and $219 at June 30, 2010 and 2009, respectively. Estimated amortization expense for these intangible assets is $16, $15, $14, $13 and $10 for fiscal year 2011, 2012, 2013, 2014 and 2015. The weighted-average amortization period for trademarks and other intangible assets subject to amortization is 20 years and 14 years, respectively.

During the fourth quarter of fiscal year 2010, the Company changed the date of its annual impairment test of goodwill and indefinite-lived intangible assets from January 1 to April 1. The change was made to align more closely the annual impairment test date with the Company’s long-range planning and forecasting process. The change did not delay, accelerate nor avoid an impairment charge. The Company, therefore, performed its annual impairment test of goodwill and indefinite-lived intangible assets as of January 1, 2010, and again as of April 1, 2010, and no instances of impairment were identified.

NOTE 8. OTHER ASSETS

Other assets were comprised of the following at June 30:

	2010	2009
Equity investments	$49	$45
Investment in insurance contracts	35	35
Deferred tax assets	25	28
Investment in low-income housing partnerships	11	13
Deferred financing costs	10	10
Other	14	18
Total	$144	$149

Equity Investments

The Company holds various equity investments in a number of consumer products businesses, most of which operate outside the United States. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its agreements that would require any future cash contributions or disbursements arising out of an equity investment, except for the investment in low-income housing partnerships described in the following paragraph.

Investment in Low-Income Housing Partnerships

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 42 low-income housing partnerships, which are accounted for on the equity basis. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The partnerships provide the Company with low-income housing tax credits. Tax benefits (detriments), net of equity in the losses of the low-income housing partnerships, were $2, $1, and $(3) in fiscal years 2010, 2009 and 2008, respectively. The Company’s estimated future capital requirement for the partnerships is less than $1 in fiscal year 2011 and thereafter. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than for the capital requirements. Recovery of the Company’s investments in the partnerships is accomplished through the utilization of low-income housing tax credits, the tax benefits of partnership losses and proceeds from the disposition of the properties. The risk of the low-income housing tax credits being unavailable to the Company is considered very low. For the combined group of low-income housing partnerships in which the Company invests, the aggregate underlying assets and liabilities were approximately $292 and $417, respectively, at June 30, 2010. The Company does not consolidate the investment in low-income housing partnerships.

Investment in Insurance Contracts

The Company invests in life insurance policies and records the cash surrender value of the contracts, net of any policy loans, at fair value. Any change in the cash surrender value is reflected in other expense (income), net.

NOTE 9. ACCRUED LIABILITIES

Accrued liabilities at June 30 consisted of the following:

	2010	2009
Compensation and employee benefit costs	$149	$123
Trade and sales promotion	109	86
Dividends	78	70
Interest	40	49
Other	116	144
Total	$492	$472

NOTE 10. DEBT

In fiscal year 2010, $598 of debt became due and was paid. The Company funded the debt repayment with commercial paper and operating cash flows.

In November 2009, the Company issued $300 of long-term debt in senior notes. The notes carry an annual fixed interest rate of 3.55% payable semi-annually in May and November. The notes mature on November 1, 2015. Proceeds from the notes were used to repay commercial paper. The notes rank equally with all of the Company’s existing and future senior indebtedness.

Notes and loans payable, which mature in less than one year, included the following at June 30:

	2010	2009
Commercial paper	$369	$419
Foreign borrowings	2	2
Total	$371	$421

The weighted average interest rate on commercial paper was 0.43% and 0.59% at June 30, 2010 and 2009, respectively. During the fiscal years ended June 30, 2010, 2009 and 2008, the weighted average interest rates on notes and loans payable was 0.62%, 2.85% and 4.45%, respectively. The carrying value of notes and loans payable at June 30, 2010 and 2009, approximated the fair value of such debt.

Long-term debt at June 30 included the following:

	2010	2009
Senior unsecured notes and debentures:
4.20%, $575 due January 2010	$-	$575
6.125%, $300 due February 2011	300	305
5.45%, $350 due October 2012	349	349
5.00%, $500 due March 2013	500	499
5.00%, $575 due January 2015	575	575
3.55%, $300 due November 2015	299	-
5.95%, $400 due October 2017	398	398
Foreign borrowings	3	27
Total	2,424	2,728
Less: Current maturities	(300)	(577)
Long-term debt	$2,124	$2,151

The weighted average interest rate on long-term debt was 5.19% and 5.14% at June 30, 2010 and 2009, respectively. During the fiscal years ended June 30, 2010, 2009 and 2008, the weighted average interest rates on long-term debt, including the effect of interest rate swaps, was 5.16%, 5.15% and 5.16%, respectively. The estimated fair value of long-term debt, including current maturities, was $2,635 and $2,816 at June 30, 2010 and 2009, respectively. The Company accounts for its long-term debt at face value, net of any unamortized discounts or premiums. The fair value of long-term debt was determined using secondary market prices quoted by corporate bond dealers.

Credit facilities at June 30 were as follows:

	2010	2009
Revolving credit line	$1,100	$1,100
Foreign credit lines	23	57
Other credit lines	12	3
Total	$1,135	$1,160

NOTE 10. DEBT (Continued)

At June 30, 2009, there were no borrowings under the $1,100 revolving credit agreement, and the Company believes that borrowings under the revolving credit facility are now available and will continue to be available for general corporate purposes and to support commercial paper issuances. The $1,100 revolving credit agreement expires in April 2013 and includes certain restrictive covenants.

The Company was in compliance with all restrictive covenants and limitations as of June 30, 2010 and 2009. In addition, the Company had $35 of foreign and other credit lines at June 30, 2010, of which $27 was available for borrowing.

Long-term debt maturities at June 30, 2010, are $300, $3, $850, Zero, $575 and $700 in fiscal years 2011, 2012, 2013, 2014, 2015 and thereafter, respectively.

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to certain commodity and foreign currency risks relating to its ongoing business operations. The Company uses commodity futures and swap contracts to fix the price of a portion of its forecasted raw material requirements. Contract maturities, which are generally no longer than 18 months, are matched to the length of the raw material purchase contracts. The Company also enters into certain foreign currency related derivative contracts to manage a portion of the Company’s foreign exchange risk associated with the purchase of inventory. These foreign currency contracts generally have durations no longer than twelve months.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as a hedge, and on the type of the hedging relationship. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument as a fair value hedge or a cash flow hedge. The Company designates its commodity forward and future contracts of forecasted purchases for raw materials and its foreign currency forward contracts of forecasted purchases of inventory as cash flow hedges. During the fiscal year ended June 30, 2010, the Company had no hedging instruments designated as fair value hedges.

For derivative instruments designated and qualifying as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The estimated amount of the existing net loss at the reporting date expected to be reclassified into earnings within the next twelve months is $0. Gains and losses on the derivative instruments representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. During the fiscal year 2010, the hedge ineffectiveness was not material. The Company dedesignates these cash flow hedge relationships whenever it determines that the hedge relationships are no longer highly effective. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for dedesignated hedges remains in accumulated other comprehensive income until the forecasted transaction is recognized in earnings. Changes in the value of derivative instruments after dedesignation are recorded in other income (expense) and amounted to ($3) for the fiscal year 2010.

The Company’s derivative financial instruments designated as hedging instruments are recorded at fair value in the condensed consolidated balance sheet as follows:

		Fair value
	Balance Sheet location	6/30/2010	6/30/2009
Assets
Foreign exchange contracts	Other current assets	$1	$-
Commodity purchase contracts	Other current assets	-	6
		$1	$6

Liabilities
Commodity purchase contracts	Accrued liabilities	$(2)	$(21)

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The effects of derivative instruments designated as hedging instruments on OCI and on the statement of earnings for the fiscal year 2010 were as follows:

		Loss reclassified from
	Loss recognized in	OCI and recognized
Cash flow hedges	OCI	in earnings
Commodity purchase contracts	$(3)	$(15)
Foreign exchange contracts	(2)	(3)
Total	$(5)	$(18)

The gains (losses) reclassified from OCI and recognized in earnings are included in cost of products sold.

The Company’s derivative financial instruments not designated as hedging instruments are recorded at fair value in the condensed consolidated balance sheet as follows:

		Fair value
	Balance Sheet location	6/30/2010	6/30/2009
Liabilities
Commodity purchase contracts	Accrued liabilities	$(1)	$ -

As of June 30, 2010, the net notional value of commodity derivatives was $91, of which $46 related to diesel fuel, $18 related to jet fuel, $25 related to soybean oil and $2 related to crude oil.

As of June 30, 2010, the Company had outstanding foreign currency forward contracts related to its subsidiaries in Canada and Australia of $12 and $6, respectively, used to hedge forecasted purchases of inventory.

Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds contractually defined counterparty liability position limits. There was no collateral posted at June 30, 2010.

Certain terms of the agreements governing the over-the-counter derivative instruments contain provisions that require the credit ratings, as assigned by Standard and Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. As of June 30, 2010, the Company and each of its counterparties maintained investment grade ratings with both Standard and Poor’s and Moody’s.

U.S. GAAP prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

At June 30, 2010, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the year were level 2 foreign exchange contracts with a fair value of $1(included in other current assets), and commodity purchase contracts with a fair value of $3 (included in accrued liabilities).

Commodity purchase contracts are fair valued using market quotations obtained from commodity derivative dealers.

The foreign exchange contracts are fair valued using information quoted by foreign exchange dealers.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and notes and loans payable approximate their fair values at June 30, 2010 and 2009, due to the short maturity and nature of those balances.

NOTE 12. OTHER LIABILITIES

Other liabilities consisted of the following at June 30:
	2010	2009
Employee benefit obligations	$306	$266
Venture agreement net terminal obligation	274	269
Taxes	64	65
Other	33	40
Total	$677	$640

Venture Agreement

In January 2003, the Company entered into an agreement with The Procter & Gamble Company (P&G) by which a venture was formed related to the Company’s Glad® plastic bags, wraps and containers business. The Company maintains a net terminal obligation liability, which reflects the estimated value of the contractual requirement to repurchase P&G’s interest at the termination of the agreement. As of June 30, 2010 and 2009, P&G had a 20% interest in the venture. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad® business and are included in cost of products sold.

The agreement has a 20-year term, with a 10-year renewal option and can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company, or, at either party’s option, upon the sale of the Glad® business by the Company. Upon termination of the agreement, the Company will purchase P&G’s interest for cash at fair value as established by predetermined valuation procedures. Following termination, the Glad® business will retain the exclusive core intellectual property licenses contributed by P&G on a royalty free basis for the licensed products marketed.

NOTE 13. OTHER CONTINGENCIES

The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company recorded a liability of $16 and $19 at June 30, 2010 and 2009, respectively, for its share of the related aggregate future remediation cost. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2010 and 2009. The Company is subject to a cost-sharing arrangement with Ford Motor Co. (Ford) for this matter, under which the Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and Ford are each responsible for their own such fees. In October 2004, the Company and Ford agreed to a consent judgment with the Michigan Department of Environmental Quality, which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. The Company made payments of less than $1 in fiscal years 2010 and 2009, respectively, towards remediation efforts. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

NOTE 14. STOCKHOLDERS’ EQUITY (DEFICIT)

The Company has two share repurchase programs: an open-market program, which had a total authorization of $750 as of June 30, 2010, and a program to offset the impact of share dilution related to share-based awards (Evergreen Program), which has no authorization limit. The current open-market program was approved by the Company’s Board of Directors in May 2008.

Share repurchases under the Evergreen Program were $150 (2.4 million shares) in fiscal year 2010. No shares were repurchased under the open-market program or Evergreen Program in fiscal year 2009. Share repurchases under the Evergreen Program were $118 (2.1 million shares) in fiscal year 2008. In August 2007, the Company entered into an Accelerated Share Repurchase (ASR) agreement with two investment banks in which the Company received 10.9 million shares in August 2007 and 1.1 million shares in January 2008. The average per share amount paid for all shares purchased under the ASR agreement was $62.08 for an aggregate price of $750.

During fiscal years 2010, 2009 and 2008, the Company declared dividends per share of $2.05, $1.88 and $1.66, respectively. During fiscal years 2010, 2009, and 2008, the Company paid dividends per share of $2.00, $1.84 and $1.60, respectively.

Accumulated other comprehensive net losses at June 30, 2010, 2009 and 2008, included the following net-of-tax (losses) gains:

	2010	2009	2008
Currency translation	$(211)	$(220)	$(142)
Derivatives	1	(9)	30
Pension and postretirement benefit adjustments	(161)	(118)	(67)
Total	$(371)	$(347)	$(179)

NOTE 15. EARNINGS PER SHARE

The Company computes EPS using the two-class method (See Note 1), which is an earnings allocation formula that determines EPS for common stock and participating securities.

EPS for common stock is computed by dividing net earnings applicable to common stock by the weighted average number of common shares outstanding each period on an unrounded basis. Net earnings applicable to common stock includes dividends paid to common shareholders during the period plus a proportionate share of undistributed net earnings which is based on the weighted average number of shares of common stock and participating securities outstanding during the period.

Diluted EPS for common stock reflects the earnings dilution that could occur from common shares that may be issued through stock options, restricted stock awards, performance units and restricted stock units that are not participating securities. Excluded from this calculation are amounts allocated to participating securities.

The following are reconciliations of net earnings to net earnings applicable to common stock, and the number of common shares outstanding (in thousands) used to calculate basic EPS to those used to calculate diluted EPS for fiscal years ended June 30:

	2010	2009	2008
Net earnings	$603	$537	$461
Less: Earnings allocated to participating securities	3	5	5
Net earnings applicable to common stock	$600	$532	$456

	Weighted Average Number of Shares Outstanding
	2010	2009	2008
Basic	140,272	139,015	139,633
Dilutive effect of stock options and other (excludes participating securities)	1,262	1,154	1,564
Diluted	141,534	140,169	141,197

The Company did not include the following options to purchase shares of the Company’s common stock in the calculations of diluted EPS because their inclusion would be anti-dilutive for the fiscal years ended June 30:

	2010	2009	2008
Stock options	3,978	5,090	2,719

NOTE 16. SHARE-BASED COMPENSATION PLANS

In November 2005, the Company’s stockholders approved the 2005 Stock Incentive Plan (2005 Plan). The 2005 Plan permits the Company to grant various nonqualified, share-based compensation awards, including stock options, restricted stock, performance units, deferred stock units, restricted stock units, stock appreciation rights, and other stock-based awards. The Company is authorized to grant up to seven million common shares under the 2005 Plan, and, at June 30, 2010, approximately six million common shares were available for grant under the plan.

Compensation cost and related income tax benefit recognized in the Company’s fiscal years 2010, 2009 and 2008 consolidated financial statements for share-based compensation plans were classified as indicated in the table below.

	2010	2009	2008
Cost of products sold	$8	$8	$7
Selling and administrative expenses	46	45	36
Research and development costs	6	5	4
Total compensation cost	$60	$58	$47
Related income tax benefit	$22	$22	$18

Cash received during fiscal year 2010, 2009 and 2008 from stock options exercised under all share-based payment arrangements was $69, $35 and $31, respectively. The Company issues shares for share-based compensation plans from treasury stock. The Company may repurchase shares under its Evergreen Program to offset the estimated impact of share dilution related to share-based awards (See Note 14).

Details regarding the valuation and accounting for stock options, restricted stock awards, performance units and deferred stock units for non-employee directors follow.

NOTE 16. SHARE-BASED COMPENSATION PLANS (Continued)

Stock Options

The fair value of each stock option award granted during fiscal years 2010, 2009 and 2008 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2010	2009	2008
Expected life	5 years	5 years	5 years
Expected volatility	21.6% to 22.9%	23.4%	21.0% to 22.2%
Weighted-average volatility	22.0%	23.4%	21.6%
Risk-free interest rate	2.2% to 2.4%	2.6%	2.8% to 4.2%
Dividend yield	3.4% to 3.6%	3.0%	2.7% to 3.0%
Weighted-average dividend yield	3.6%	3.0%	2.7%

The expected life of the stock options is based on observed historical exercise patterns. Groups of employees having similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each separate employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.

Details of the Company’s stock option plan at June 30 are summarized below:

		Weighted-	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Shares	Price per Share	Life	Value
	(In thousands)
Outstanding at June 30, 2009	10,089	$53	6 years	$32
Granted	1,924	57
Exercised	(1,701)	41
Cancelled	(301)	60
Outstanding at June 30, 2010	10,011	55	6 years	68

Options vested and exercisable at June 30, 2010	6,087	52	4 years	61

The weighted-average fair value per share of each option granted during fiscal years 2010, 2009, and 2008, estimated at the grant date using the Black-Scholes option pricing model, was $8.34, $11.07 and $11.86, respectively. The total intrinsic value of options exercised in fiscal years 2010, 2009 and 2008 was $36, $16 and $16, respectively.

NOTE 16. SHARE-BASED COMPENSATION PLANS (Continued)

Stock option awards outstanding as of June 30, 2010, have been granted at prices that are either equal to or above the market value of the stock on the date of grant. Stock options outstanding as of June 30, 2010, generally vest over four years and expire no later than ten years after the grant date. The Company generally recognizes compensation expense ratably over the vesting period. At June 30, 2010, there was $19 of total unrecognized compensation cost related to nonvested options, which is expected to be recognized over a remaining weighted-average vesting period of two years, subject to forfeitures.

Restricted Stock Awards

The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally three to four years. The total number of restricted stock awards expected to vest is adjusted by estimated forfeiture rates. Restricted stock grants prior to July 1, 2009, receive dividend distributions during their vesting period. Restricted stock grants after July 1, 2009, receive dividends earned during the vesting period upon vesting.

At June 30, 2010, there was $2 of total unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of two years. The total fair value of the shares that vested in fiscal years 2010, 2009 and 2008 was $5, $8 and $10, respectively. The weighted-average grant-date fair value of awards granted was $58.91, $63.30 and $60.69 per share for fiscal years 2010, 2009 and 2008, respectively.

A summary of the status of the Company’s restricted stock awards at June 30 is presented below:

		Weighted-Average
		Grant Date
	Number of	Fair Value
	Shares	per Share
	(In thousands)
Restricted stock awards at June 30, 2009	196	$62
Granted	5	59
Vested	(83)	61
Forfeited	(6)	62
Restricted stock awards at June 30, 2010	112	62

Performance Units

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves certain performance targets. The performance unit grants vest after three years. Performance unit grants prior to July 1, 2009, receive dividend distributions during their vesting periods. Performance unit grants after July 1, 2009, receive dividends earned during the vesting period upon vesting. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted as necessary on a quarterly basis based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized.

NOTE 16. SHARE-BASED COMPENSATION PLANS (Continued)

The number of shares issued will be dependent upon vesting and the achievement of specified performance targets. At June 30, 2010, there was $31 in unrecognized compensation cost related to nonvested performance unit grants that is expected to be recognized over a remaining weighted-average performance period of two years. The weighted-average grant-date fair value of awards granted was $57.28, $63.95 and $61.16 per share for fiscal years 2010, 2009 and 2008, respectively.

A summary of the status of the Company’s performance unit awards at June 30 is presented below:

		Weighted-Average
		Grant Date
	Number of	Fair Value
	Shares	per Share
	(In thousands)
Performance unit awards at June 30, 2009	1,449	$60
Granted	670	58
Vested and distributed	(485)	61
Forfeited	(83)	61
Performance unit awards at June 30, 2010	1,551	59
Perfomance units vested and deferred at June 30, 2010	252	53

The nonvested performance units outstanding at June 30, 2010 and 2009, were 1,298,382 and 1,252,134, respectively, and the weighted average grant date fair value was $60.68 and $62.28 per share, respectively. Total shares vested during fiscal year 2010 were 533,581, which had a weighted average grant date fair value per share of $61.51. The total fair value of shares vested was $33, $26 and $4 during fiscal years 2010, 2009 and 2008, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by those who have the option to, as deferred stock. During fiscal years 2010 and 2009, $29 and $22, respectively, of the vested awards were paid by the issuance of shares. During both fiscal years 2010 and 2009, $4 of the vested awards were deferred. Deferred shares receive dividend distributions during their deferral period.

Deferred Stock Units for Nonemployee Directors

Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the termination of a director’s service.

During fiscal year 2010, the Company granted 23,528 deferred stock units, reinvested dividends of 5,290 units and distributed 1,990 shares, which had a weighted-average fair value on grant date of $61.11, $61.89 and $52.06 per share, respectively. As of June 30, 2010, 179,826 units were outstanding, which had a weighted-average fair value on grant date of $56.66 per share.

NOTE 17. LEASES AND OTHER COMMITMENTS

The Company leases transportation equipment, certain information technology equipment and various manufacturing, warehousing, and office facilities. The Company’s leases are classified as operating leases and the Company’s existing contracts will expire by 2020. The Company expects that in the normal course of business, existing contracts will be renewed or replaced by other leases. The following is a schedule of future minimum rental payments required under the Company’s existing non-cancelable lease agreements at June 30, 2010:

Future Minimum
Fiscal Year	Rental Payments
2011	$32
2012	35
2013	31
2014	26
2015	21
Thereafter	81
Total	$226

Rental expense for all operating leases was $59, $62, and $59 in fiscal years 2010, 2009 and 2008, respectively. Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring through 2015. Future minimum rentals to be received under these leases total $5 and do not exceed $2 in any one year.

The Company is also party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. At June 30, 2010, the Company’s purchase obligations, including the services related to the Information Technology Services (ITS) Agreement, totaled $361, $145, $58, $19, $3, and $2 for fiscal years 2011 through 2015, and thereafter, respectively. Estimates for the ITS Agreement are based on an annual service fee that is adjusted periodically based upon updates to services and equipment provided. Included in the ITS Agreement are certain acceleration payment clauses if the Company terminates the contract without cause.

NOTE 18. OTHER EXPENSE (INCOME), NET

The major components of other expense (income), net for the fiscal years ended June 30 were:

	2010	2009	2008
Foreign exchange transaction losses, net	$26	$28	$2
Amortization of trademarks and other intangible assets	9	7	7
Low-income housing partnership losses (Note 8)	1	3	7
Equity in earnings of unconsolidated affiliates	(9)	(8)	(8)
Interest income	(3)	(4)	(12)
Other	1	-	(5)
Total other expense (income), net	$25	$26	$(9)

NOTE 18. OTHER EXPENSE (INCOME), NET (Continued)

Approximately 90% of the fiscal year 2010 foreign exchange transaction losses, net, were related to the remeasurement losses by the Company’s Venezuelan subsidiary (See Note 1).

Approximately 70% of the fiscal year 2009 foreign exchange transaction losses, net, were related to transactions to covert local currency to U.S. dollars by the Company’s Venezuelan subsidiary.

NOTE 19. INCOME TAXES

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2010	2009	2008
Current
Federal	$227	$194	$203
State	29	40	28
Foreign	42	41	52
Total current	298	275	283
Deferred
Federal	18	2	(36)
State	2	3	(3)
Foreign	4	(6)	(12)
Total deferred	24	(1)	(51)
Total	$322	$274	$232

The components of earnings from continuing operations before income taxes, by tax jurisdiction, were as follows for the fiscal years ended June 30:

	2010	2009	2008
United States	$773	$669	$538
Foreign	152	142	155
Total	$925	$811	$693

NOTE 19. INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows for the fiscal years ended June 30:

	2010	2009	2008
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	2.2	3.4	2.5
Tax differential on foreign earnings	(1.0)	(1.8)	0.1
Net adjustment of prior year federal and state tax accruals	(0.4)	(2.0)	1.0
Change in valuation allowance	0.6	0.1	(2.3)
Domestic manufacturing deduction	(1.7)	(1.8)	(1.7)
Other differences	0.1	0.9	(1.0)
Effective tax rate	34.8%	33.8%	33.6%

Applicable U.S. income taxes and foreign withholding taxes have not been provided on approximately $102 of undistributed earnings of certain foreign subsidiaries at June 30, 2010, because these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $26. Applicable U.S. income and foreign withholding taxes are provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

With respect to the Company’s stock option plans, realized tax benefits in excess of tax benefits recognized in net earnings are recorded as increases to additional paid-in capital. Excess tax benefits of approximately $10, $6, and $9, were realized and recorded to additional paid-in capital for the fiscal years 2010, 2009 and 2008, respectively.

The components of deferred tax assets at June 30 are shown below:

	2010	2009
Deferred tax assets
Compensation and benefit programs	$201	$177
Basis difference related to Venture Agreement	30	30
Accruals and reserves	25	30
Inventory costs	13	16
Other	63	60
Subtotal	332	313
Valuation allowance	(12)	(6)
Total deferred tax assets	320	307

Deferred tax liabilities
Fixed and intangible assets	(188)	(176)
Low-income housing partnerships	(28)	(27)
Other	(30)	(25)
Total deferred tax liabilities	(246)	(228)
Net deferred tax assets	$74	$79

NOTE 19. INCOME TAXES (Continued)

The net deferred tax assets included in the consolidated balance sheet at June 30 were as follows:

	2010	2009
Current deferred tax assets	$73	$74
Noncurrent deferred tax assets	25	28
Noncurrent deferred tax liabilities	(24)	(23)
Net deferred tax assets	$74	$79

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 were as follows:

	2010	2009
Valuation allowance at beginning of year	$(6)	$(7)
Net (decrease) increase in realizability of foreign deferred tax assets	(5)	1
Increase in foreign net operating loss carryforward and other	(1)	-
Valuation allowance at end of year	$(12)	$(6)

At June 30, 2010, the Company had no federal foreign tax credit carryforwards. Tax benefits from foreign net operating loss carryforwards of $6 have expiration dates between fiscal years 2011 and 2029. Tax benefits from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.

The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. In the second quarter of fiscal year 2009, the Company settled the 2005 fiscal year with the Internal Revenue Service (IRS) and paid $2 in federal taxes and interest. In the first quarter of fiscal year 2010, the Company paid federal tax and interest of $8 related to the 2004 and 2006 fiscal tax years. No tax benefits had previously been recognized for the issues related to the 2004, 2005 and 2006 tax settlements. Certain issues relating to fiscal years 2003, 2004 and 2006 are under review by the IRS Appeals Division. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2010 and June 30, 2009, the total balance of accrued interest and penalties related to uncertain tax positions was $22 and $17, respectively. For fiscal year 2010, income tax expense includes $5 of interest and penalties.

Following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits:

Unrecognized tax benefits - July 1, 2009	$98
Gross increases - tax positions in prior periods	10
Gross decreases - tax positions in prior periods	(15)
Gross increases - current period tax positions	5
Settlements	(14)
Unrecognized tax benefits - June 30, 2010	$84

NOTE 19. INCOME TAXES (Continued)

Included in the balance of unrecognized tax benefits at June 30, 2010 and June 30, 2009, respectively, are potential benefits of $57 and $64, respectively, that if recognized, would affect the effective tax rate on earnings.

In the twelve months succeeding June 30, 2010, audit resolutions could potentially reduce total unrecognized tax benefits by up to $29, primarily as a result of cash payments. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

NOTE 20. EMPLOYEE BENEFIT PLANS

Retirement Income Plans

The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees. Benefits are based on either employee years of service and compensation or a stated dollar amount per years of service. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of investments in cash equivalents, mutual funds and common collective trusts.

The Company made contributions of $43, $30, and $0 to its domestic qualified retirement income plan in fiscal years 2010, 2009 and 2008, respectively. Contributions made to the domestic non-qualified retirement income plans were $8, $7 and $13 in fiscal years 2010, 2009 and 2008, respectively. The Company has also contributed $2, $1, and $1 to its foreign retirement income plans for fiscal years 2010, 2009 and 2008, respectively. The Company’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate. At June 30, 2010, based on current pension funding rules, the Company is not required to make any contributions in fiscal year 2011.

Retirement Health Care

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare for the domestic plan. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.

The assumed domestic health care cost trend rate used in measuring the accumulated post-retirement benefit obligation (APBO) was 8.4% for medical and 9.8% for prescription drugs for fiscal year 2010. These rates have been assumed to gradually decrease each year until an assumed ultimate trend of 4.5% is reached in 2028. The healthcare cost trend rate assumption has an effect on the amounts reported. The effect of a 100 basis point increase or decrease in the assumed healthcare cost trend rate on the total service and interest cost components, and the postretirement benefit obligation was less than $1, respectively, for all three years ended June 30, 2010, 2009 and 2008.

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

Summarized information for the Company’s retirement income and healthcare plans at and for the fiscal year ended June 30:

	Retirement		Retirement
	Income		Health Care
	2010	2009	2010	2009
Change in benefit obligations:
Benefit obligation at beginning of year	$468	$465	$70	$71
Service cost	9	10	2	2
Interest cost	30	29	4	4
Employee contributions to deferred compensation plans	6	7	-	-
Actuarial loss/(gain)	80	(8)	4	(3)
Translation adjustment	-	(3)	-	(1)
Benefits paid	(33)	(32)	(2)	(3)
Benefit obligation at end of year	560	468	78	70

Change in plan assets:
Fair value of assets at beginning of year	275	340	-	-
Actual return on plan assets	39	(68)	-	-
Employer contributions to qualified and nonqualified plans	53	38	2	3
Translation adjustment	1	(3)	-	-
Benefits paid	(33)	(32)	(2)	(3)
Fair value of plan assets at end of year	335	275	-	-
Funded status — plan assets less than benefit obligation	(225)	(193)	(78)	(70)

Accrued benefit cost	$(225)	$(193)	$(78)	$(70)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$1	$1	$-	$-
Current accrued benefit liability	(10)	(11)	(5)	(5)
Non-current accrued benefit liability	(216)	(183)	(73)	(65)
Net amount recognized	$(225)	$(193)	$(78)	$(70)

Information for plans with accumulated benefit obligation (ABO) in excess of plan assets at June 30:

			Other
	Pension Plans		Retirement Plans
	2010	2009	2010	2009
Projected benefit obligation	$478	$392	$64	$62
Accumulated benefit obligation	472	384	64	62
Fair value of plan assets	317	261	-	-

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

The ABO for all pension plans was $490, $398 and $390, respectively, at June 30, 2010, 2009 and 2008. The ABO for all retirement income plans increased by $97 in fiscal year 2010 primarily due to a decrease in the weighted-average discount rate. The Company uses a June 30 measurement date.

The net costs of the retirement income and healthcare plans for the fiscal year ended June 30 include the following components:

	Retirement Income			Retirement Health Care
	2010	2009	2008	2010	2009	2008
Components of net periodic benefit cost
Service cost	$9	$10	$14	$2	$2	$2
Interest cost	30	29	28	4	4	5
Expected return on plan assets	(31)	(28)	(29)	-	-	-
Amortization of unrecognized items	9	6	7	(2)	(2)	(1)
Total net periodic benefit cost	$17	$17	$20	$4	$4	$6

Items not yet recognized as a component of post retirement expense as of June 30, 2010, consisted of:

	Retirement	Retirement
	Income	Health Care
Net actuarial loss (gain)	$267	$(4)
Prior service cost (benefit)	-	(3)
Net deferred income tax (assets) liabilities	(101)	2
Accumulated other comprehensive loss (income)	$166	$(5)

Net actuarial loss (gain) and prior service cost (benefit) activity recorded in accumulated other comprehensive loss (income) for the fiscal year ended June 30, 2010, included the following:

	Retirement	Retirement
	Income	Health Care
Net actuarial loss (gain) at beginning of year	$204	$(9)
Amortization during the year	(9)	1
Loss during the year	72	4
Net actuarial loss (gain) at end of year	$267	$(4)
Prior service benefit at beginning of year	$-	$(4)
Amortization during the year	-	1
Prior service benefit at end of year	$-	$(3)

The Company uses the straight line amortization method for unrecognized prior service benefit. In fiscal year 2011, the Company expects to recognize, on a pretax basis, approximately $1 of the prior service benefit and $12 of the net actuarial loss as a component of net periodic benefit cost.

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations at June 30 are as follows:

	Retirement Income		Retirement Health Care
	2010	2009	2010	2009
Discount rate	5.34%	6.81%	5.36%	6.80%
Rate of compensation increase	3.99%	4.22%	n/a	n/a

Weighted-average assumptions used to estimate the net periodic pension and other postretirement benefit costs for the fiscal years ended June 30 are as follows:

	Retirement Income
	2010	2009	2008
Discount rate	6.81%	6.75%	6.22%
Rate of compensation increase	4.22%	4.19%	4.18%
Expected return on plan assets	8.11%	8.11%	8.15%

	Retirement Health Care
	2010	2009	2008
Discount rate	6.80%	6.69%	6.19%

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

Expected benefit payments for the Company’s pension and other postretirement plans are as follows:

	Retirement	Retirement
	Income	Health Care
2011	$32	$5
2012	33	5
2013	33	6
2014	34	6
2015	35	6
Fiscal years 2016 — 2020	205	31

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

The target allocations and weighted average asset allocations of the investment portfolio for the Company’s domestic retirement income plans at June 30 are:

		% of Plan Assets
	% Target	at June 30
	Allocation	2010	2009
Asset Category
U.S. equity	50%	48%	50%
International equity	20	19	21
Fixed income	25	27	24
Other	5	6	5
Total	100%	100%	100%

NOTE 20. EMPLOYEE BENEFIT PLANS (Continued)

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation.

The target asset allocation was determined based on the risk tolerance characteristics established for the plans and, at times, may be adjusted to achieve the plans’ overall investment objective and to minimize any concentration of investment risk. The Company’s objective is to invest plan assets in a manner that will generate resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.

The following table sets forth by level, within the fair value hierarchy, the retirement income plans’ assets carried at fair value as of June 30, 2010:

	Level 1	Level 2	Total
Mutual funds	$196	$-	$196
Cash equivalents	1	-	1
Common/collective trusts	-	138	138
Total assets at fair value	$197	$138	$335

Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the plans at June 30, 2010.

Common/collective trust funds are valued at a net asset value unit price determined by the portfolio’s sponsor based on the fair value of underlying assets held by the common collective trust fund on June 30, 2010.

The carrying value of cash equivalents approximates their fair values at June 30, 2010.

Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees. The cost of those plans is based on the Company’s profitability and the level of participants’ deferrals qualifying for match. The plans include The Clorox Company 401(k) Plan, which has two components, a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. Company contributions to the profit sharing component above 3% of employee eligible earnings are discretionary and are based on certain Company performance targets for eligible employees. The aggregate cost of the defined contribution plans was $33, $24, and $30 in fiscal years 2010, 2009 and 2008, respectively, including $29, $19, and $26, respectively, of profit sharing contributions. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $3, $2 and $3 in fiscal years 2010, 2009 and 2008, respectively.

NOTE 21. SEGMENT REPORTING

The Company operates through strategic business units which are aggregated into four reportable segments: Cleaning, Lifestyle, Household and International. The four reportable segments consist of the following:
  Cleaning consists of laundry, home-care, professional products and auto-care products marketed and sold in the United States. Products within this segment include laundry additives, including bleaches under the Clorox® brand and Clorox 2® stain fighter and color booster; home-care products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; natural cleaning and laundry products under the Green Works® brand; and auto-care products primarily under the Armor All® and STP® brands.

  Household consists of charcoal, cat litter and plastic bags, wraps and container products marketed and sold in the United States. Products within this segment include plastic bags, wraps and containers, under the Glad® brand; cat litter products, under the Fresh Step®, Scoop Away® and Ever Clean® brands; and charcoal products under the Kingsford® and Match Light® brands.

  Lifestyle consists of food products, water-filtration systems and filters marketed and sold in the United States and all natural personal care products. Products within this segment include dressings and sauces, primarily under the Hidden Valley® and K C Masterpiece® brands, water-filtration systems and filters under the Brita® brand; and all natural personal care products under the Burt’s Bees® brand.

  International consists of products sold outside the United States, excluding natural personal care products. These products include home-care, laundry, auto-care, water filtration, charcoal and cat litter products, dressings and sauces, plastic bags, wraps and containers, and insecticides, primarily under the Clorox®, Javex®, Glad®, PinoLuz®, Ayudin®, Limpido®, Clorinda®, Poett®, Mistolin®, Lestoil®, Bon Bril®, Nevex®, Brita®, Armor All®, STP®, Green Works®, Sabra®, Pine-Sol®, Agua Jane® , Ever Clean®, Chux®, Kingsford® and Hidden Valley® brands.

Corporate includes certain nonallocated administrative costs, interest income, interest expense and certain other nonoperating income and expenses. Corporate assets include cash and cash equivalents, the Company’s headquarters and research and development facilities, information systems hardware and software, pension balances, and other investments.

NOTE 21. SEGMENT REPORTING (Continued)

	Fiscal						Total
	Year	Cleaning	Household	Lifestyle	International	Corporate	Company
Net sales	2010	$1,838	$1,663	$864	$1,169	$-	$5,534
	2009	1,836	1,726	813	1,075	-	5,450
	2008	1,817	1,698	676	1,082	-	5,273

Earnings (losses) before income taxes	2010	440	290	303	172	(280)	925
	2009	410	289	270	140	(298)	811
	2008	360	225	205	177	(274)	693

Equity in earnings of affiliates	2010	-	-	-	9	-	9
	2009	-	-	-	8	-	8
	2008	-	-	-	8	-	8

Identifiable assets	2010	1,211	788	1,378	907	271	4,555
	2009	1,043	724	1,316	895	598	4,576

Capital expenditures	2010	52	58	10	27	56	203
	2009	75	45	13	25	39	197
	2008	55	46	12	17	40	170

Depreciation and amortization	2010	53	77	21	22	12	185
	2009	54	82	21	21	12	190
	2008	58	89	18	28	12	205

Significant non-cash charges included in
earnings before income taxes:
Asset impairment costs	2010	-	-	-	-	-	-
	2009	-	3	-	-	-	3
	2008	3	22	-	4	-	29

Share-based compensation	2010	16	13	5	2	24	60
	2009	14	13	5	2	24	58
	2008	13	12	5	2	15	47

NOTE 21. SEGMENT REPORTING (Continued)

All intersegment sales are eliminated and are not included in the Company’s reportable segments’ net sales.

Net sales to the Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, were 27% for fiscal years 2010 and 2009 and 26% for fiscal year 2008, of consolidated net sales and occurred in each of the Company’s reportable segments. No other customers exceeded 10% of consolidated net sales in any year. During fiscal years 2010, 2009 and 2008, the Company’s five largest customers accounted for 45%, 43% and 42% of its net sales, respectively.

The Company has three product lines that have accounted for 10% or more of total consolidated net sales during each of the past three fiscal years. In fiscal years 2010, 2009 and 2008, respectively, sales of liquid bleach represented approximately 13%, 13% and 14% of the Company’s total consolidated net sales, 25% of net sales in the Cleaning segment for each of the three fiscal years and 21%, 25% and 23% of net sales in the International segment. In fiscal years 2010, 2009 and 2008, respectively, sales of trash bags represented approximately 11%, 12% and 13% of the Company’s total consolidated net sales, approximately 31%, 33% and 34% of net sales in the Household segment and approximately 10%, 10% and 11% of net sales in the International segment. Sales of charcoal represented approximately 11% in fiscal year 2010 and approximately 10% in fiscal years 2009 and 2008, respectively, of the Company’s total consolidated net sales and approximately 36%, 32% and 30% of net sales in the Household segment, respectively.

Net sales and long-lived assets by geographic area at and for the fiscal years ended June 30 were as follows:

	Fiscal	United		Total
	Year	States	Foreign	Company
Net sales	2010	$4,415	$1,119	$5,534
	2009	4,422	1,028	5,450
	2008	4,239	1,034	5,273

Long-lived assets	2010	859	120	979
	2009	836	119	955
	2008	834	126	960

NOTE 22. GUARANTEES

In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks; pre-existing legal, tax, environmental and employee liabilities; as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. As of June 30, 2010, the Company’s aggregate maximum exposure from these agreements is $28 and the Company had not made, nor does it anticipate making, any payments relating to the indemnities.

The Company is a party to letters of credit of $19, primarily related to one of its insurance carriers.

The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2010.

NOTE 23. UNAUDITED QUARTERLY DATA

	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2010
Net sales	$1,372	$1,279	$1,366	$1,517	$5,534

Cost of products sold	$753	$718	$749	$837	$3,057

Net earnings	$157	$110	$165	$171	$603

Per common share:
Net earnings
Basic	$1.12	$0.78	$1.17	$1.21	$4.28
Diluted	1.11	0.77	1.16	1.20	4.24
Dividends declared per common share	$0.50	$0.50	$0.50	$0.55	$2.05
Market price (NYSE)
High	$61.64	$63.10	$65.18	$65.67	$65.67
Low	55.41	56.36	58.96	60.85	55.41
Year-end					62.16

Fiscal year ended June 30, 2009
Net sales	$1,384	$1,216	$1,350	$1,500	$5,450

Cost of products sold	$822	$730	$739	$813	$3,104

Net earnings	$128	$86	$153	$170	$537

Per common share:
Net earnings
Basic	$0.91	$0.62	$1.08	$1.21	$3.82
Diluted	0.90	0.61	1.08	1.20	3.79
Dividends declared per common share	$0.46	$0.46	$0.46	$0.50	$1.88
Market price (NYSE)
High	$65.00	$64.00	$56.60	$57.43	$65.00
Low	47.48	52.05	45.67	50.31	45.67
Year-end					55.83

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at June 30, 2010 and concluded that it is effective.

The Company’s independent registered public accounting firm, Ernst & Young LLP has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited the accompanying consolidated balance sheets of The Clorox Company as of June 30, 2010 and 2009, and the related consolidated statements of earnings, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended June 30, 2010. Our audits also included the financial statement schedule in Exhibit 99.2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company at June 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Notes to the consolidated financial statements, on July 1, 2007, the Company changed its method of accounting for uncertain tax positions. As discussed in the Notes to the consolidated financial statements, on July 1, 2009, the Company adopted the two-class method of reporting earnings per share, with the impact applied retroactively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Clorox Company’s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Clorox Company

We have audited The Clorox Company’s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Clorox Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Clorox Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company as of June 30, 2010 and 2009, and the related consolidated statements of earnings, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended June 30, 2010 of The Clorox Company and our report dated August 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
August 25, 2010

FIVE-YEAR FINANCIAL SUMMARY

The Clorox Company

	Years ended June 30
Dollars in millions, except share data	2010 (1)	2009 (1)	2008 (1)(2)	2007 (1)(3)	2006 (1)
OPERATIONS
Net sales	$5,534	$5,450	$5,273	$4,847	$4,644
Gross profit	2,477	2,346	2,175	2,091	1,959
Earnings from continuing operations	$603	$537	$461	$496	$443
Earnings from discontinued operations	-	-	-	5	1
Net earnings	$603	$537	$461	$501	$444

COMMON STOCK
Earnings per share
Continuing operations
Basic	$4.28	$3.82	$3.27	$3.25	$2.93
Diluted	4.24	3.79	3.23	3.21	2.89
Dividends declared per share	$2.05	$1.88	$1.66	$1.31	$1.15

OTHER DATA
Total assets	$4,555	$4,576	$4,712	$3,621	$3,563
Long-term debt	2,124	2,151	2,720	1,462	1,966

(1)	In fiscal year 2010, the Company adopted a new accounting standard regarding calculation of earnings per share. Prior year earnings per share have been adjusted to reflect the new accounting standard.

(2)	In fiscal year 2008, the Company acquired Burt’s Bees Inc. for an aggregate price of $913 excluding $25 paid for tax benefits associated with the acquisition. In addition, the Company entered into an accelerated share repurchase agreement under which it repurchased 12 million of its shares for an aggregate price of $750.

(3)	In fiscal year 2003, the Company announced its intent to sell its business in Brazil, closed its offices in Brazil, and sold nearly all of the remaining assets of this business; in fiscal year 2007, the Company sold certain assets remaining from its discontinued operation in Brazil.